UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Amendment No. 3

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ____________ to ____________

Commission File Number 000-54258

TERRA TECH CORP.
(Exact Name of Registrant as Specified in its Charter)

NEVADA	26-3062661
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2040 Main Street, Suite 225 Irvine, California	92614
(Address of Principal Executive Offices)	(Zip Code)

(Registrant’s Telephone Number, Including Area Code) (855) 447-6967

Securities Registered Pursuant to Section 12(b) of the Act:

None	None
(Title of Each Class)	(Name of Each Exchange on Which Registered)

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 in the Exchange Act). Yes ☐ No ☒

At June 30, 2016, the last business day of the Registrant’s most recently completed second fiscal quarter, the aggregate market value of the registrant’s voting stock held by non-affiliates (based on the closing sale price of the registrant’s Common Stock on the OTC Market Group Inc.’s OTCQX tier, and for the purpose of this computation only, on the assumption that all of the Registrant’s directors and officers are affiliates, was approximately $115,713,491.

As of March 24, 2017, there were 574,303,117 shares of common stock outstanding, 100 shares of Series A Preferred Stock, convertible at any time into 100 shares of common stock, 37,425,953 shares of Series B Preferred Stock, convertible into approximately 201,513,515 shares of common stock, 15,757,505 shares of common stock issuable upon the exercise of all of our outstanding warrants and 2,791,667 shares of common stock issuable upon the exercise of all vested options.

EXPLANATORY NOTE

This Amendment No. 3 on Form 10-K/A (this “Amendment”) to Terra Tech Corp.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2016, originally filed with the Securities and Exchange Commission on March 31, 2017 (the “Original Filing”), is being filed solely for the purpose of adding the following sentence to the footnote to the second table of Note 4 to the financial statements on page F-22 “Management is fully responsible for the valuation of the assets.”

For purposes of this Amendment, and in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended, Item 15 of the Form 10-K has been amended and restated in its entirety. Except as described above, no other changes have been made to the Original Filing, and this Amendment does not modify, amend, or update in any way any of the financial or other information contained in the Original Filing. This Amendment does not reflect events that may have occurred subsequent to the filing date of the Original Filing. Readers are encouraged to read the Amendment in its entirety.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment also contains new certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are attached hereto.

Capitalized terms used but not otherwise defined in this Amendment have the meanings giving in the Original Filing.

2

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)	The following documents are filed as part of this Annual Report:

(1)	Financial Statements – See Index on page F-1

Report of Independent Registered Public Accounting Firm - Macias Gini & O’Connell LLP

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting – Macias Gini & O’Connell LLP

Report of Independent Registered Public Accounting Firm - Tarvaran, Askelson & Company

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2016 and 2015

Consolidated Statements of Operations for the Years Ended December 31, 2016, 2015 and 2014

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2016, 2015 and 2014

Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2015 and 2014

Notes to Consolidated Financial Statements

3

(b)	The following exhibits are filed herewith as a part of this report:

Exhibit	Description

2.1

Agreement and Plan of Merger dated February 9, 2012, by and among Terra Tech Corp., a Nevada corporation, TT Acquisitions, Inc., a Nevada corporation, and GrowOp Technology Ltd., a Nevada corporation (1)

2.2	Articles of Merger (1)
2.3

Share Exchange Agreement, dated April 24, 2013, by and among the Terra Tech Corp., a Nevada corporation, Edible Garden Corp., a Nevada corporation, and the holders of common stock of Edible Garden Corp. (2)

2.4	Form of Articles of Share Exchange (2)
2.5

Agreement and Plan of Merger, dated December 23, 2015, by and among Terra Tech Corp., a Nevada corporation, Generic Merger Sub, Inc., a California corporation, and Black Oak Gallery, a California corporation (3)

2.6

First Amendment to Agreement and Plan of Merger, dated February 29, 2016, by and among Terra Tech Corp., a Nevada corporation, Generic Merger Sub, Inc., a California corporation, and Black Oak Gallery, a California corporation (3)

2.7	Form of Agreement of Merger, dated March 31, 2016, by and among Generic Merger Sub, Inc., a California corporation and Black Oak Gallery, a California corporation (3)
3.1	Articles of Incorporation dated July 22, 2008 (4)
3.2	Certificate of Amendment dated July 8, 2011 (5)
3.3	Certificate of Change dated July 8, 2011 (5)
3.4	Certificate of Amendment dated January 27, 2012 (1)
3.5	Bylaws (4)
3.6	Form of Amended and Restated Articles of Incorporation of Black Oak Gallery, a California corporation (3)
3.7	Certificate of Amendment to Certificate of Designation of Series B Preferred Stock, dated September 27, 2016 (6)
3.8	Certificate of Amendment to Articles of Incorporation, Dated September 27, 2016 (6)
3.9	Certificate of Amendment to Certificate of Designation of Series B Preferred Stock, dated October 3, 2016 (7)
3.10	Certificate of Withdrawal of Certificate of Designation of Series G Preferred Stock, dated October 4, 2016 (7)
3.11	Certificate of Withdrawal of Certificate of Designation of Series N Preferred Stock, dated October 4, 2016 (7)
3.12	Certificate of Withdrawal of Certificate of Designation of Series Q Preferred Stock, dated October 4, 2016 (7)
3.13	Certificate of Withdrawal of Certificate of Designation of Series Z Preferred Stock, dated October 4, 2016 (7)
4.1	Certificate of Designation for Series A Preferred Stock (8)
4.2	Amended and Restated Certificate of Designation for Series B Preferred Stock (3)
4.3	Form of Common Stock Purchase Warrant (9)
4.4	Certificate of Designation for Series Q Preferred Stock (3)
4.5	Certificate of Designation for Series Z Preferred Stock (3)
4.6	Certificate of Designation for Series G Preferred Stock (10)
4.7	Certificate of Designation for Series N Preferred Stock (10)

4

Exhibit	Description

4.8	Form of 12% Senior Secured Convertible Promissory Note (11)
4.9	Form of Common Stock Purchase Warrant (11)
4.10	Form of 12% Senior Convertible Promissory Note (7)
4.11	Form of 12% Senior Convertible Promissory Note (12)
4.12	Form of 12% Senior Convertible Promissory Note (13)
10.1	Letter agreement dated May 7, 2013, by and between Edible Garden Corp. and Gro-Rite Inc. (14)
10.2	Letter agreement dated May 7, 2013, by and between Edible Garden Corp. and NB Plants LLC (14)
10.3

Letter Agreement dated December 2, 2013, by and between Edible Garden Corp. and Heartland Growers Inc. (certain portions of this exhibit have been omitted based upon a request for confidential treatment) (20)

10.4	Form of Independent Director Agreement (15)
10.5	Form of Indemnification Agreement (15)
10.6	Form of Securities Purchase Agreement dated December 13, 2015, by and among Terra Tech Corp. and purchasers identified on the signature pages thereto (3)
10.7	2016 Equity Incentive Plan (3)
10.8	Form of Escrow Agreement dated March 31, 2016, by and among Terra Tech Corp., a Nevada corporation, Black Oak Gallery, a California corporation, and the “Shareholder Representative” (3)
10.9	Lease dated January 1, 2015, by and between Whitetown Realty, LLC and Edible Garden Corp. (3)
10.10	Guaranty dated January 1, 2015, by Terra Tech Corp. in favor of Whitetown Realty, LLC (3)
10.11	Sublease dated March 29, 2016, by and between Black Oak Gallery and CCIG Properties, LLC, dated March 29, 2016 (16)
10.12	Agreement of Merger dated March 31, 2016, by and between Generic Merger Sub, Inc. and Black Oak Gallery (10)
10.13	Operations and Asset Management Agreement dated March 31, 2016, by and among Platinum Standard, LLC, Black Oak Gallery, and Terra Tech Corp. (10)
10.14	Form of Demand Promissory Note, dated March 31, 2016, with Dominion Capital LLC (10)
10.15	Form of Demand Promissory Note, dated April 29, 2016, with Dominion Capital LLC (10)
10.16	Form of Securities Purchase Agreement, dated as of May 27, 2016, by and among Terra Tech Corp. and the purchasers to be identified on the signature pages thereto (11)
10.17	Form of Subsidiary Guarantee, dated as of May 27, 2016 (11)
10.18	Form of Security Agreement, dated as of May 27, 2016 (11)
10.19	Form of Intellectual Property Security Agreement, dated as of May 27, 2016 (11)
10.20	Form of Securities Purchase Agreement, dated as of September 30, 2016 (7)
10.21	Form of Securities Purchase Agreement, dated as of October 28, 2016 (12)
10.22	Form of Investment Agreement, dated as of November 28, 2016 (17)
10.23	Amendment to 12% Convertible Promissory Note, dated as of December 13, 2016 (18)
10.24	Form of Securities Purchase Agreement, dated as of December 16, 2016 (13)
14.1	Code of Ethics (18)
21.1	List of Subsidiaries**
23.1	Consent of Macias Gini & O’Connell LLP*
23.2	Consent of Tarvaran, Askelson & Company, LLP*
24	Power of Attorney (set forth on the signature page of this Annual Report on Form 10-K)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*

5

Exhibit	Description

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 of Chapter 63 of Title 18 of the United States Code *
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 of Chapter 63 of Title 18 of the United States Code *

101.INS	XBRL Instance Document *
101.SCH	XBRL Taxonomy Extension Schema Document *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	XBRL Taxonomy Presentation Linkbase Document *

_________________

(1)	Incorporated by reference to Current Report on Form 8-K (File No. 000-54258), filed with the SEC on February 10, 2012.
(2)	Incorporated by reference to Current Report on Form 8-K (File No. 000-54258), filed with the SEC on May 6, 2013.
(3)	Incorporated by reference to Annual Report on Form 10-K filed with the SEC on March 29, 2016
(4)	Incorporated by reference to Registration Statement on Form S-1 (File No. 333-156421), filed with the SEC on December 23, 2008.
(5)	Incorporated by reference to Registration Statement on Form S-1 (File No. 333-191954), filed with the SEC on October 28, 2013.
(6)	Incorporated by reference to Current Report on Form 8-K filed with the SEC on September 28, 2016
(7)	Incorporated by reference to Current Report on Form 8-K filed with the SEC on October 7, 2016
(8)	Incorporated by reference to Amendment No. 3 to Current Report on Form 8-K (File No. 000-54258), filed with the SEC on April 19, 2012.
(9)	Incorporated by reference to Current Report on Form 8-K filed with the SEC on March 2, 2015.
(10)	Incorporated by reference to Quarterly Report on Form 10-Q filed with the SEC on May 12, 2016
(11)	Incorporated by reference to Current Report on Form 8-K filed with the SEC on June 1, 2016
(12)	Incorporated by reference to Current Report on Form 8-K filed with the SEC on October 28, 2016
(13)	Incorporated by reference to Current Report on Form 8-K filed with the SEC on December 20, 2016
(14)	Incorporated by reference to Current Report on Form 8-K (File No. 000-54258), filed with the SEC on May 28, 2013.
(15)	Incorporated by reference to Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015.
(16)	Incorporated by reference to Current Report on Form 8-K/A filed with the SEC on April 5, 2016
(17)	Incorporated by reference to Current Report on Form 8-K filed with the SEC on November 28, 2016
(18)	Incorporated by reference to Current Report on Form 8-K filed with the SEC on December 14, 2016
(19)	Incorporated by reference to Current Report on Form 8-K filed with the SEC on November 5, 2015.
(20)	Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-191954), filed with the SEC on December 5, 2013.
*	filed herewith
**	Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

6

TERRA TECH CORP. AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Terra Tech Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Terra Tech Corp. and subsidiaries (Terra Tech) as of December 31, 2016, and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2016. Terra Tech’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Terra Tech as of and for the years ended December 31, 2015 and 2014, were audited by other auditors whose report dated March 29, 2016, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Terra Tech as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Terra Tech’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2017, expressed an adverse opinion.

/s/ Macias Gini & O’Connell LLP

Macias Gini & O’Connell LLP

Sacramento, California

March 31, 2017 (except for the last paragraph of Note 2, the last two paragraphs of Note 4, the third paragraph of Note 9 and the penultimate paragraph of Note 11 as to which the date is October 27, 2017, and the second sentence of the footnote to the second table of Note 4, as to which the date is December [XX], 2017)

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and
Stockholders of Terra Tech Corp.

We have audited Terra Tech Corp. and subsidiaries’ (the Corporation) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Item 9A, Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Black Oak Gallery (Black Oak), which was acquired on April 1, 2016, and which is included in the consolidated balance sheet of the Corporation as of December 31, 2016, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. Black Oak constituted 40% and 2% of revenues and net income (loss), respectively, for the year ended December 31 2016. Management did not assess the effectiveness of internal control over financial reporting of Black Oak because of the timing of the acquisition which was completed on April 1, 2016. Our audit of internal control over financial reporting of the Corporation also did not include an evaluation of the internal control over financial reporting of Black Oak.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

Risk Assessment:

•	an ineffective risk assessment, resulting from the lack of a formal process to identify, update and assess risks;

Control Environment:

•	an ineffective control environment as evidence by a lack of majority independent board members and an insufficient number of personnel to adequately exercise appropriate oversight of accounting judgments and estimates.

Control Activities:

•	control activities that were not designed or operated effectively to identify and address all likely sources of material misstatements; nor were there management review controls that were sufficient or in place to identify all potential accounting errors.

Information and Communications:

•	Ineffective Information technology controls related to access rights for certain financial spreadsheets and disaster recovery controls in place to ensure the completeness of financial information relating revenues and inventory.

Monitoring:

•	Ineffective monitoring controls related to the financial close and reporting process and ineffective review and mediation of control deficiencies.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated March 31, 2017, on those financial statements.

In our opinion, Terra Tech Corp. and subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's consolidated financial statements as of and for the year ended December 31, 2016, and our report dated March 31, 2017 (except for the last paragraph of Note 2, the last two paragraphs of Note 4, the third paragraph of Note 9 and the penultimate paragraph of Note 11 as to which the date is October 27, 2017, and the second sentence of the footnote to the second table of Note 4, as to which the date is December [XX], 2017), expressed an unqualified opinion.

/s/ Macias Gini & O’Connell LLP

Macias Gini & O’Connell LLP

Sacramento, California

March 31, 2017

F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Terra Tech Corp.

Newport Beach, California

We have audited the accompanying consolidated balance sheets of Terra Tech Corp. as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. Terra Tech Corp.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Terra Tech Corp. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Dana Point, California

March 29, 2016

F-4

TERRA TECH CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015

ASSETS

Current Assets:
Cash	$9,749,572	$418,082
Accounts Receivable, Net	747,792	741,844
Inventory	1,909,330	949,448
Prepaid Expenses	704,721	147,230
Total Current Assets	13,111,415	2,256,604

Property, Equipment and Leasehold Improvements, Net	10,464,764	6,694,975
Intangible Assets, Net	23,627,098	118,932
Goodwill	28,921,260	–
Deposits	54,193	94,528
TOTAL ASSETS	$76,178,730	$9,165,039

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Expenses	$2,417,400	$1,119,459
Derivative Liability	6,987,000	743,400
Short-Term Debt	564,324	917,363
Income Taxes Payable	615,830	–
Contingent Consideration	12,085,859	–

Total Current Liabilities	22,670,413	2,780,222

Long-Term Liabilities:
Long-Term Debt	1,354,352	–
Deferred Tax Liability, Net	–	44,000

Total Long-Term Liabilities	1,354,352	44,000

Total Liabilities	24,024,765	2,824,222

COMMITMENT AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred Stock, Convertible Series A, Par Value $0.001: 100 Shares Authorized as of December 31, 2016 and 2015; 100 Shares Issued and Outstanding as of December 31, 2016; 100 Shares Issued and Outstanding as of December 31, 2015	–	–
Preferred Stock, Convertible Series B, Par Value $0.001: 49,999,900 Shares Authorized as of December 31, 2016; 24,999,900 Shares Authorized as of December 31, 2015; 36,825,953 Shares Issued and Outstanding as of December 31, 2016; 16,300,000 Shares Issued and Outstanding as of December 31, 2015	36,826	16,300
Common Stock, Par Value $0.001: 990,000,000 Shares Authorized as of December 31, 2016; 350,000,000 Shares Authorized as of December 31, 2015; 553,863,812 Shares Issued and Outstanding as of December 31, 2016; 303,023,744 Shares Issued and Outstanding as of December 31, 2015	553,864	303,024
Additional Paid-In Capital	124,915,182	51,843,071
Accumulated Deficit	(72,870,999)	(45,952,109)

Total Terra Tech Corp. Stockholders’ Equity	52,634,873	6,210,286
Non-Controlling Interest	(480,908)	130,531

Total Stockholders’ Equity	52,153,965	6,340,817

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$76,178,730	$9,165,039

The accompanying notes are an integral part of the consolidated financial statements.

F-5

TERRA TECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2016	2015	2014

Total Revenues	$25,327,763	$9,975,346	$7,094,270
Cost of Goods Sold	22,755,080	8,958,475	6,941,278

Gross Profit	2,572,683	1,016,871	152,992

Selling, General and Administrative Expenses	20,720,534	9,833,646	18,341,247

Loss from Operations	(18,147,851)	(8,816,775)	(18,188,255)

Other Income (Expense):
Amortization of Debt Discount	(1,414,202)	(696,180)	–
Loss on Extinguishment of Debt	(5,382,813)	(619,444)	–
Loss from Derivatives Issued with Debt Greater Than Debt Carrying Value	(1,487,500)	(561,000)	(4,808,000)
Gain (Loss) on Fair Market Valuation of Derivatives	(1,844,500)	1,800,100	1,912,037
Interest Expense	(377,349)	(469,576)	(1,096,324)
Gain on Fair Market Valuation of Contingent Consideration	668,694	–	–

Total Other Income (Expense)	(9,837,670)	(546,100)	(3,992,287)

Loss Before Provision for Income Taxes	(27,985,521)	(9,362,875)	(22,180,542)
Provision for Income Taxes	–	44,000	–

Net Loss	(27,985,521)	(9,406,875)	(22,180,542)
Net Loss Attributable to Non-Controlling Interest	1,066,631	181,295	291,330

NET LOSS ATTRIBUTABLE TO TERRA TECH CORP.	$(26,918,890)	$(9,225,580)	$(21,889,212)

Net Loss Per Common Share Attributable to Terra Tech Corp. Common Stockholders – Basic and Diluted	$(0.07)	$(0.04)	$(0.13)

Weighted-Average Number of Common Shares Outstanding – Basic and Diluted	389,359,598	240,194,811	174,297,430

The accompanying notes are an integral part of the consolidated financial statements.

F-6

TERRA TECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Preferred Stock
	Convertible Series A		Convertible Series B		Convertible Series Q		Convertible Series Z		Common Stock		Additional Paid-In	Accumu- lated	Non- Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Total

BALANCE AT JANUARY 1, 2014	100	$–	14,750,000	$14,750	–	$–	–	$–	146,806,928	$146,808	$14,759,246	$(14,837,317)	$–	$83,487

Sale of Common Stock	–	–	–	–	–	–	–	–	6,600,000	6,600	4,008,319	–	–	4,014,919
Proceeds from Issuance of Common Stock from the Exercise of Warrants	–	–	–	–	–	–	–	–	4,613,362	4,614	288,806	–	–	293,420
Issuance of Warrants	–	–	–	–	–	–	–	–	–	–	5,038,986	–	–	5,038,986
Issuance of Common Stock for Services	–	–	–	–	–	–	–	–	6,973,414	6,973	3,707,580	–	–	3,714,553
Issuance of Common Stock for Debt and Interest Expense	–	–	–	–	–	–	–	–	26,097,816	26,097	7,191,291	–	–	7,217,388
Short Swing Profit Payment	–	–	–	–	–	–	–	–	–	–	67,100	–	–	67,100
Common Stock Retired	–	–	–	–	–	–	–	–	(740,000)	(740)	740	–	–	–
Issuance of Common Stock for the Exercise of Cashless Warrants	–	–	–	–	–	–	–	–	3,003,335	3,003	(3,003)	–	–	–
Issuance of Common Stock for Compensation	–	–	–	–	–	–	–	–	4,178,037	4,178	1,937,182	–	–	1,941,360
Issuance of Preferred Stock for Compensation	–	–	750,000	750	–	–	–	–	–	–	1,085,537	–	–	1,086,287
Net Loss Attributable to Non-Controlling Interest	–	–	–	–	–	–	–	–	–	–	–	–	(291,330)	(291,330)
Net Loss Attributable to Terra Tech Corp.	–	–	–	–	–	–	–	–	–	–	–	(21,889,212)	–	(21,889,212)

BALANCE AT DECEMBER 31, 2014	100	$–	15,500,000	$15,500	–	$–	–	$–	197,532,892	$197,533	$38,081,784	$(36,726,529)	$(291,330)	$1,276,958

BALANCE AT JANUARY 1, 2015	100	$–	15,500,000	$15,500	–	$–	–	$–	197,532,892	$197,533	$38,081,784	$(36,726,529)	$(291,330)	$1,276,958

Sale of Common Stock	–	–	–	–	–	–	–	–	34,301,796	34,302	3,941,586	–	–	3,975,888
Issuance of Warrants	–	–	–	–	–	–	–	–	–	–	1,148,069	–	–	1,148,069
Issuance of Common Stock for Services	–	–	–	–	–	–	–	–	10,843,526	10,843	999,269	–	–	1,010,112
Issuance of Common Stock for Debt and Interest Expense	–	–	–	–	–	–	–	–	56,645,530	56,646	6,996,232	–	–	7,052,878
Issuance of Common Stock for Compensation	–	–	–	–	–	–	–	–	3,700,000	3,700	310,800	–	–	314,500
Issuance of Preferred Stock for Compensation	–	–	800,000	800	–	–	–	–	–	–	365,331	–	–	366,131
Net Loss Attributable to Non-Controlling Interest	–	–	–	–	–	–	–	–	–	–	–	–	(181,295)	(181,295)
Cash Contribution from Non-Controlling Interest	–	–	–	–	–	–	–	–	–	–	–	–	603,156	603,156
Net Loss Attributable to Terra Tech Corp.	–	–	–	–	–	–	–	–	–	–	–	(9,225,580)	–	(9,225,580)

BALANCE AT DECEMBER 31, 2015	100	$–	16,300,000	$16,300	–	$–	–	$–	303,023,744	$303,024	$51,843,071	$(45,952,109)	$130,531	$6,340,817

The accompanying notes are an integral part of the consolidated financial statements

F-7

TERRA TECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014(Continued)

	Preferred Stock
	Convertible Series A		Convertible Series B		Convertible Series Q		Convertible Series Z		Common Stock		Additional Paid-In	Accumu- lated	Non- Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Total

BALANCE AT JANUARY 1, 2016	100	$–	16,300,000	$16,300	–	$–	–	$–	303,023,744	$303,024	$51,843,071	$(45,952,109)	$130,531	$6,340,817

Sale of Common Stock	–	–	–	–	–	–	–	–	28,919,227	28,920	4,029,214	–	–	4,058,134
Issuance of Warrants	–	–	–	–	–	–	–	–	–	–	467,066	–	–	467,066
Stock Option Compensation	–	–	–	–	–	–	–	–	–	–	190,355	–	–	190,355
Issuance of Common Stock for Services	–	–	–	–	–	–	–	–	7,415,284	7,415	2,733,070	–	–	2,740,485
Issuance of Common Stock for Debt and Interest Expense	–	–	–	–	–	–	–	–	56,678,708	56,679	20,667,987	–	–	20,724,666
Issuance of Common Stock from the Exercise of Cashless Warrants	–	–	–	–	–	–	–	–	7,307,531	7,308	(7,308)	–	–	–
Exercise of Warrants	–	–	–	–	–	–	–	–	17,045,455	17,044	3,132,956	–	–	3,150,000
Issuance of Common Stock for Intangibles	–	–	–	–	–	–	–	–	172,414	172	99,828	–	–	100,000
Issuance of Common Stock for Compensation	–	–	–	–	–	–	–	–	6,451,702	6,452	2,456,168	–	–	2,462,620
Issuance of Preferred Stock for Compensation	–	–	400,000	400	–	–	–	–	–	–	714,639	–	–	715,039
Purchase of Black Oak Gallery	–	–	8,668,700	8,669	21,378	21	8,166	8	–	–	38,604,389	–	–	38,613,087
Preferred Stock Series Q Converted into Common Stock	–	–	–	–	(21,378)	(21)	–	–	106,890,000	106,890	–	–	–	106,869
Preferred Stock Series Z Converted into Preferred Stock Series B	–	–	15,164,262	15,164	–	–	(8,166)	(8)	–	–	–	–	–	15,156
Preferred Stock Series B Converted into Common Stock	–	–	(2,607,009)	(2,607)	–	–	–	–	14,036,986	14,037	(11,430)	–	–	–
Preferred Stock Series B Converted into Common Stock	–	–	(1,100,000)	(1,100)	–	–	–	–	5,922,761	5,923	(4,823)	–	–	–
Net Loss Attributable to Non-Controlling Interest	–	–	–	–	–	–	–	–	–	–	–	–	(1,066,631)	(1,066,631)
Cash Contribution from Non-Controlling Interest	–	–	–	–	–	–	–	–	–	–	–	–	455,192	455,192
Net Loss Attributable to Terra Tech Corp.	–	–	–	–	–	–	–	–	–	–	–	(26,918,890)	–	(26,918,890)

BALANCE AT DECEMBER 31, 2016	100	$–	36,825,953	$36,826	–	$–	–	$–	553,863,812	$553,864	$124,915,182	$(72,870,999)	$(480,908)	$52,153,965

The accompanying notes are an integral part of the consolidated financial statements

F-8

TERRA TECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Year Ended December 31,
	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(26,918,890)	$(9,225,580)	$(21,889,212)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Loss (Gain) on Fair Market Valuation of Derivatives	1,844,500	(1,800,100)	(1,912,037)
Gain on Fair Market Valuation of Contingent Consideration	(668,694)	–	-
Loss on Extinguishment of Debt	5,382,813	619,444	–
Amortization of Debt Discount	1,414,202	696,180	–
Deferred Tax Expense	(145,900)	44,000	–
Depreciation and Amortization	2,536,413	645,294	438,783
Warrants Issued with Common Stock and Debt	467,066	1,148,069	5,038,986
Stock Issued for Interest Expense	–	–	396,555
Stock Issued for Compensation	3,177,659	680,630	3,027,647
Stock Issued for Director Fees	334,424	–	–
Stock Issued for Services	2,406,061	1,010,112	3,714,553
Stock Option Expense	190,355	–	–
Equity Instruments Issued with Debt Greater Than Debt Carrying Amount	1,487,500	561,000	4,808,000
Change in Allowance for Doubtful Accounts	(168,619)	153,660	18,140
Changes in Operating Assets and Liabilities:
Accounts Receivable	162,671	(478,041)	(393,700)
Prepaid Expenses	(32,274)	(65,030)	(81,343)
Inventory	(797,596)	(279,268)	(670,180)
Note Receivable	–	–	173,754
Deposits	(133)	50	5,422
Accounts Payable and Accrued Expenses	65,530	1,164,308	(528,723)
Income Taxes Payable	(254,100)	–	–

NET CASH USED IN OPERATING ACTIVITIES	(9,517,012)	(5,125,272)	(7,853,355)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash Assumed in Acquisition	163,566	–	–
Purchase of Property and Equipment	(4,316,094)	(1,851,045)	(2,337,370)
Purchase of Intangible Assets – Domain Names	(75,000)	–	(12,440)

NET CASH USED IN INVESTING ACTIVITIES	(4,227,528)	(1,851,045)	(2,349,810)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Issuance of Notes Payable	17,479,335	2,150,000	7,344,737
Proceeds from Issuance of Notes Payable to Related Parties	–	–	27,500
Payments on Notes Payable	(1,000,000)	–	(303,474)
Payments on Notes Payable to Related Parties	–	–	(130,000)
Proceeds from Issuance of Common Stock and Warrants and Common Stock Subscribed	4,058,134	3,975,888	4,014,919
Proceeds from Issuance of Common Stock from the Exercise of Warrants	–	–	293,420
Proceeds from Exercise of Warrants	3,150,000	–	–-
Short Swing Profit Payment	–	–	67,100
Net Loss Attributable to Non-Controlling Interest	(1,066,631)	(181,295)	(291,330)
Cash Contribution from Non-Controlling Interest	455,192	603,156	–

NET CASH PROVIDED BY FINANCING ACTIVITIES	23,076,030	6,547,749	11,022,872

NET CHANGE IN CASH	9,331,490	(428,568)	819,707
Cash at Beginning of Period	418,082	846,650	26,943

CASH AT END OF PERIOD	$9,749,572	$418,082	$846,650

SUPPLEMENTAL DISCLOSURE FOR OPERATING ACTIVITIES:
Cash Paid for Interest	$13,500	$4,500	$285,371
Cash Paid for Income Taxes	$400,000	$–	$–

SUPPLEMENTAL DISCLOSURE FOR FINANCING ACTIVITIES:
Warrant Expense	$467,066	$1,148,069	$5,038,986
Issuance of Common Stock for Debt and Interest Expense	$13,558,388	$5,773,320	$3,654,026

The accompanying notes are an integral part of the consolidated financial statements.

F-9

TERRA TECH CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 – DESCRIPTION OF BUSINESS

Organization

References in this document to “the Company”, “Terra Tech”, “we”, “us”, or “our” are intended to mean Terra Tech Corp., individually, or as the context requires, collectively with its subsidiaries on a consolidated basis.

Terra Tech is a holding company with the following subsidiaries:

•	Edible Garden Corp., a Nevada corporation (“Edible Garden”);
•	MediFarm, LLC, a Nevada limited liability company (“MediFarm”);
•	MediFarm I, LLC, a Nevada limited liability company (“MediFarm I”);
•	MediFarm I Real Estate, LLC, a Nevada limited liability company (“MediFarm I RE”);
•	MediFarm II, LLC, a Nevada limited liability company (“MediFarm II”);
•	IVXX, LLC, a Nevada limited liability company (“IVXX LLC”);
•	IVXX, Inc., a California corporation (“IVXX Inc.”; together with IVXX LLC, “IVXX”);
•	Blüm San Leandro, a California corporation (“Blüm San Leandro”);
•	Black Oak Gallery, a California corporation (“Black Oak”);
•	GrowOp Technology Ltd., a Nevada corporation (“GrowOp Technology”); and
•	EG Transportation, LLC, a Nevada limited liability company (“EG Transportation”).

The Company was incorporated in Nevada on July 22, 2008, under the name Private Secretary, Inc. The Company’s original business was developing a software program that would allow for automatic call processing through voice-over-Internet protocol, or “VoIP”, technology. The Company’s operations were limited to capital formation, organization, and development of its business plan and target customer market. The Company generated no revenue.

The Company changed its name to Terra Tech Corp. on January 27, 2012. Through its wholly-owned subsidiary, GrowOp Technology Ltd., a Nevada corporation (“GrowOp Technology”), the Company engages in the design, marketing, and sale of hydroponic equipment with proprietary technology to create sustainable solutions for the cultivation of indoor agriculture. The Company is also a wholesale seller of locally grown hydroponic produce, herbs and floral products through its wholly-owned subsidiary, Edible Garden Corp., a Nevada corporation (“Edible Garden”). Through MediFarm, LLC, a Nevada limited liability company (“MediFarm”), MediFarm I, LLC, a Nevada limited liability company (“MediFarm I”), and MediFarm II, LLC, a Nevada limited liability company (“MediFarm II”), subsidiaries in which the Company owns interests, the Company plans to operate medical marijuana cultivation, production, and dispensary facilities in Nevada. Through IVXX, LLC, a Nevada limited liability company (“IVXX”), the Company’s wholly-owned subsidiary, the Company produces and sells a line of cannabis flowers and cigarettes, as well as a line of cannabis pure concentrates. Most recently, the Company formed another wholly-owned subsidiary, MediFarm I Real Estate, LLC, a Nevada limited liability company (“MediFarm I RE”), which will own the real property on which a medical marijuana dispensary will be constructed. The dispensary will be operated by MediFarm I. Through Black Oak, we operate a medical marijuana retail dispensary, a medical marijuana cultivation, and have a second medical marijuana cultivation facility in the early stages of construction, all in Oakland, California. EG Transportation is a company in good standing and no operations to date.

F-10

NOTE 1 – DESCRIPTION OF BUSINESS (Continued)

The Company acquired its second wholly-owned subsidiary, Edible Garden, in 2013. Edible Garden is a wholesale seller of locally grown hydroponic produce, which is distributed throughout the Midwest and the Northeast United States. The Company entered into a Share Exchange Agreement, dated March 23, 2013 (the “Share Exchange Agreement”), by and among the Company, Edible Garden, and the stockholders of Edible Garden. Pursuant to the Share Exchange Agreement, the Company offered and sold 1,250,000 shares of its common stock in consideration for all the issued and outstanding shares in Edible Garden. Separately, Amy Almsteier, one of the Company’s stockholders and a director (and, at that time, an executive officer), offered and sold 7,650,000 shares of Series B Preferred Stock to Kenneth Vande Vrede, Michael Vande Vrede, Steven Vande Vrede, Dan Vande Vrede, Beverly Willekes, and David Vande Vrede (collectively, the “Former EG Principal Stockholders”). The 7,650,000 shares of Series B Preferred Stock are convertible at any time into 36,344,198 shares of common stock and have voting power equal to 765,000,000 shares of common stock.

The effect of the issuance of the 1,250,000 shares of common stock and the sale of the 7,650,000 shares of Series B Preferred Stock by Ms. Almsteier was that the Former EG Principal Stockholders held approximately 25.7% of the Company’s issued and outstanding shares of common stock and approximately 43.3% of the Company’s voting power as of March 23, 2013. Articles of Exchange, consummating the share exchange, were filed with the Secretary of the State of Nevada on April 24, 2013.

On March 19, 2014, the Company formed MediFarm, a subsidiary. On July 18, 2014, the Company formed MediFarm I, a subsidiary. On July 30, 2014, the Company formed MediFarm II, a subsidiary. Through MediFarm, MediFarm I, and MediFarm II, the Company plans to operate medical marijuana cultivation, production, and dispensary facilities in Nevada.

On September 16, 2014, the Company formed IVXX for the purpose of producing a line of cannabis flowers and cigarettes, as well as a complete line of cannabis pure concentrates including: oils, waxes, shatters, and clears. The Company began producing and selling IVXX’s products during the first quarter of fiscal 2015. The Company currently offers these products to 200 select dispensaries in California. The Company uses its supercritical CO2 extraction lab located in Oakland, California to manufacture these products. IVXX sells clothing, apparel, and other various branded products.

On October 14, 2015, the Company formed MediFarm I RE. MediFarm I RE is a real estate holding company that owns the real property and building at which a medical marijuana dispensary facility will be located. It is the Company’s intention that MediFarm I will operate the medical marijuana dispensary. The Company owns 50% of the membership interests in MediFarm I RE. The remaining membership interests are owned by Forever Young Investments, LLC (50%), an otherwise unaffiliated entity.

On April 1, 2016, the Company acquired Black Oak Gallery, a California corporation (“Black Oak”). Black Oak operates a medical marijuana dispensary in Oakland, California under the name Blüm, pursuant to that certain Agreement and Plan of Merger, dated December 23, 2015 (the “Merger Agreement”), with Generic Merger Sub, Inc., a California corporation and our wholly-owned subsidiary (the “Merger Sub”), and Black Oak. The Merger Agreement was amended by a First Amendment to the Agreement and Plan of Merger, dated February 29, 2016. Pursuant to the Merger Agreement, the Merger Sub merged with and into Black Oak, with Black Oak as the surviving corporation, and became our wholly-owned subsidiary (the “Merger”). The Merger is intended to qualify for Federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

F-11

NOTE 1 – DESCRIPTION OF BUSINESS (Continued)

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, the outstanding shares of common stock of Black Oak held by (i) three of the current shareholders of Black Oak (the “Group A Shareholders”) were converted into the right to receive approximately 8,166 shares of our Series Z preferred stock, par value $0.001 per share (“Series Z Preferred Stock”), of which approximately 1,175 shares of Series Z Preferred Stock were issued and paid at closing, and approximately 8,668,700 shares of our Series B preferred stock, par value $0.001 per share (“Series B Preferred Stock”), of which approximately 1,248,300 shares of Series B Preferred Stock were issued and paid at closing and (ii) the remaining shareholders of Black Oak (the “Group B Shareholders”) were converted into the right to receive approximately 21,378 shares of our Series Q preferred stock, par value $0.001 per share (“Series Q Preferred Stock), of which approximately 3,695 shares of Series Q Preferred Stock were issued and paid at closing. The shares of Series Z Preferred Stock, Series B Preferred Stock, and Series Q Preferred Stock that were issued but not paid to the Black Oak shareholders at closing are subject to certain holdback and lockup provisions, and held in an escrow account as security for the satisfaction of any post-closing adjustments or indemnification claims, as provided for in the Merger Agreement. Each share of Series Q Preferred Stock is to be converted into 5,000 shares of our Common Stock and each share of Series Z Preferred Stock is to be converted into 1,857 shares of our Series B Preferred Stock, in each case immediately upon our filing with the Secretary of State of the State of Nevada an Amendment to our Articles of Incorporation to increase our authorized capital for, among other reasons, satisfaction of the terms of this potential transaction. Accordingly, the approximately 21,378 shares of Series Q Preferred Stock to be issued to the Group B Shareholders is convertible into approximately 106,890,000 shares of Common Stock and the approximately 8,166 shares of Series Z Preferred Stock to be issued to the Group A Shareholders is convertible into approximately 15,164,262 shares of Series B Preferred Stock. The Series Z Preferred Stock is intended to mirror the rights of the holders of our Series B Preferred Stock. Each share of our Series B Preferred Stock remains convertible into 5.384325537 shares of our Common Stock. The aggregate fair market value of the securities issued in the Merger was approximately $22.9 million. The Group B Shareholders may also receive cash consideration equal to approximately $2.1 million.

The securities paid to the Group A Shareholders and the Group B Shareholders are subject to certain post-closing adjustments that are based on certain performance indicators as of the first anniversary of the closing date of the Merger. The first indicator is based on the performance of the volume-weighted average price of our Common Stock on the first anniversary of the closing date of the Merger compared to the price of our Common Stock on the date of the Merger Agreement. The second indicator is based on our revenues for the twelve-month period following the closing date of the Merger. A portion of the securities that the Group A Shareholders and the Group B Shareholders are entitled to receive at closing of the Merger will be held in an escrow until the first anniversary of the closing date of the Merger and the post-closing adjustments are complete.

Since the Merger was completed on April 1, 2016, Black Oak’s financial results are included in our consolidated financial statements for the nine months ended December 31, 2016.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include all of the accounts of Terra Tech. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for financial information and with the instructions to Form 10-K and Regulation S-X. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.

Certain amounts reported in prior periods have been reclassified to conform with the current presentation.

Non-Controlling Interest

Non-controlling interest is shown as a component of shareholders’ equity on the consolidated balance sheets and the share of income (loss) attributable to non-controlling interest is shown as a component of income (loss) in the consolidated statements of operations.

F-12

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company reviews all outstanding accounts receivable for collectability on a quarterly basis. An allowance for doubtful accounts is recorded for any amounts deemed uncollectable. The Company does not accrue interest receivable on past due accounts receivable. There was an allowance of $0 and $184,642 at December 31, 2016 and 2015, respectively. The allowance decreased from $184,642 as of December 31, 2015 to $0 at December 31, 2016 due to write-offs of accounts receivable totaling $159,169 and payments on allowed for accounts receivable totaling $25,473.

Inventory

We value our inventory at the lower of the actual cost of our inventory, as determined using the first-in, first-out method, or its current estimated market value. We periodically review our physical inventory for excess, obsolete, and potentially impaired items and reserve accordingly. Our reserve estimate for excess and obsolete is based on expected future use. Our reserve estimates have historically been consistent with our actual experience as evidenced by actual sale or disposal of the goods.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The approximate useful lives for depreciation of our property, equipment and leasehold improvements are as follows: 32 years for buildings; three to eight years for furniture and equipment; and shorter of the estimated useful life or the underlying lease term for leasehold improvements.

Repairs and maintenance expenditures that do not extend the useful lives of related assets are expensed as incurred. For the years ended December 31, 2016 and 2015, we have concluded that the sum of the undiscounted cash flows exceeds the carry amount of the assets.

Goodwill

Goodwill is measured as the excess of consideration transferred and the net of the acquisition date fair value of assets acquired and liabilities assumed in a business acquisition. Goodwill is not amortized for accounting purposes.

We review the goodwill allocated to each of our reporting units for possible impairment annually on August 1 and whenever events or changes in circumstances indicate its carrying amount may not be recoverable. When assessing goodwill for impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform a two-step impairment test. If, we conclude otherwise, then no further action is taken. We also have the option to bypass the qualitative assessment and only perform a quantitative assessment, which is the first step of the two-step impairment test. In the two-step impairment test, we measure the recoverability of goodwill by comparing a reporting unit’s carrying amount, including goodwill, to the estimated fair value of the reporting unit.

F-13

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In assessing the qualitative factors, we assess relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances, and how these may impact a reporting unit’s fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry, and market considerations, cost factors, overall financial performance and share price trends, and making the assessment as to whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

The carrying amount of each reporting unit is determined based upon the assignment of our assets and liabilities, including existing goodwill and other intangible assets, to the identified reporting units. Where an acquisition benefits only one reporting unit, we allocate, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. Where we have had an acquisition that benefited more than one reporting unit, we have assigned the goodwill to our reporting units as of the acquisition date such that the goodwill assigned to a reporting unit is the excess of the fair value of the acquired business, or portion thereof, to be included in that reporting unit over the fair value of the individual assets acquired and liabilities assumed that are assigned to the reporting unit.

The estimated fair value of the reporting units is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the business’s ability to execute on the projected cash flows.

In order to assess the reasonableness of the calculated fair values of its reporting units, we compare the sum of the reporting units’ fair values to our market capitalization and calculate an implied control premium (the excess of the sum of the reporting units’ fair values over the market capitalization). We evaluate the reasonableness of the premium over market capitalization by first quantifying certain controlling market participants’ synergies included in the income approach. We then supplement this step by comparing the implied premiums for each reporting unit to the premiums implied by recent comparable transactions. If the implied control premium is not reasonable in light of these recent transactions, we will reevaluate our fair value estimates of the reporting units by adjusting the discount rates or other assumptions.

If the carrying amount of a reporting unit is in excess of its fair value, an impairment may exist, and we must perform the second step of the impairment analysis to measure the amount of the impairment loss, by allocating the reporting unit’s fair value to its assets and liabilities other than goodwill, comparing the carrying amount of the goodwill to the resulting implied fair value of the goodwill, and recording an impairment charge for any excess.

Intangibles

Intangible assets are stated at historical cost and amortized over their estimated useful lives. We use a straight-line method of amortization, unless a method that better reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up can be reliably determined. The approximate useful lives for amortization of our intangible assets are as follows:

Customer Relationships	5 to 12 Years
Trade Names	2 to 8 Years
Dispensary License	14 Years
Patent	2 Years

F-14

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We review intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, we group our amortizable intangible assets with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the intangible asset (asset group) exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset (asset group), we will write the carrying value down to the fair value in the period identified.

We calculate fair value of our intangible assets as the present value of estimated future cash flows we expect to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, we use estimates and assumptions about future revenue contributions, cost structures and remaining useful lives of the asset (asset group).

Intangible assets that have indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the reporting unit exceeds its fair value.

Impairment of Long-Lived Assets

We have adopted paragraph 360-10-35-17 of FASB Accounting Standards Codification (“ASC”) for our long-lived assets. Our long -lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We assess the recoverability of our long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is generally determined using the assets expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

We consider the following to be some examples of important indicators that may trigger an impairment review: (i) significant under-performance or losses of assets relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of assets or in our overall strategy with respect to the manner of use of the acquired assets or changes in our overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in our stock price for a sustained period of time; and (vi) regulatory changes. We evaluate acquired assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events. The impairment charges, if any, are included in operating expenses in the accompanying consolidated statements of operations. Based on the test results, no impairments have occurred.

Deposits

Deposits are security deposits for leased properties in California, Nevada and New Jersey. The deposits will be returned at the end of the lease term.

F-15

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Cannabis Products

We recognize revenue from product sales net of discounts, rebates, promotional adjustments, price adjustments, and estimated returns and upon transfer of title and risk to the customer, which occurs at shipping (F.O.B. terms). Upon shipment, we have no further performance obligations, selling price is fixed, and collection is reasonably assured.

We recognize revenue in accordance with ASC 605, “Revenue Recognition,” by recognizing as revenue the fees we charge customers because persuasive evidence of an arrangement exists, the fees we charge are substantially fixed or determinable during the period that we provide the goods or services, we and our customers understand the specific nature and terms of the agreed upon transactions, and payment is made for the goods or services when they have been rendered.

Revenue is recognized net of discounts, rebates, promotional adjustments, price adjustments, and returns, and net of taxes collected from customers that are remitted to governmental authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority. Revenue is recorded upon transfer of title and risk to the customer which occurs at the time customers take delivery of our products at our retail dispensary. Upon purchase, we have no further performance obligations and collection is assured as sales are paid for at time of purchase.

Revenue related to the sale of consignment inventory is not recognized until the product is pulled from inventory and sold directly to end-customers. We recognize revenue from the sale of consignment inventory on a gross basis, as we have determined that: 1) we are the primary obligor to the customer; 2) we have latitude in establishing the sales prices and profit margins of our products; 3) we have discretion in selecting our suppliers; 4) we are responsible for loss or damage to consigned inventory; and 5) our customer validation process performs an important part of the process of providing such products to authorized customers. We believe that these factors outweigh the fact that we do not have title to the consigned inventory prior to its sale.

During the years ended December 31, 2016 and 2015, sales returns were not significant and, as such, no sales return allowance has been recorded as of December 31, 2016 and 2015.

Hydroponic Produce

We recognize revenue from products grown in our greenhouses and sold net of discounts, rebates, promotional adjustments, price adjustments, and estimated returns and upon transfer of title and risk to the customer, which occurs at shipping (F.O.B. terms). Upon shipment, we have no further performance obligations, selling price is fixed, and collection is reasonably assured.

For sales for which we use an outside grower, we evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. We determine the product specifications, cultivation, and packaging, while disclosing trade and operational secrets, greenhouse technologies, and nutrients used to grow. We are the primary obligor in the transaction because it is our brand that is sold into the retail channel. We are subject to inventory risk until product is accepted by the retailer. We bear credit risk for the amount billed to the retailer and, thus, must pay the grower in the event the selling price is not collected. This revenue is recorded at the gross sale price once the retailer has accepted delivery, selling price is fixed, and collection is reasonably assured. For the years ended December 31, 2016, 2015, and 2014, the Company had such sales of $7,649,125, $6,166,927 and $2,581,983, respectively.

F-16

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Goods Sold

Cannabis Products

Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles, and concentrates, as well as, packaging and other supplies, fees for services and processing, other expenses for services, and allocated overhead. Overhead expenses include allocations of rent, administrative salaries, utilities, and related costs. It also includes the cost incurred in producing the oils, waxes, shatters, and clears sold by IVXX.

Hydroponic Produce

Cost of goods sold are for the plants grown and purchased and sold into the retail marketplace by Edible Garden.

Loyalty Rewards Program

We offer a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by our loyalty rewards program members are included in accrued liabilities and recorded as a reduction of revenue at the time a qualifying purchase is made. Revenue is recognized when points are redeemed by the loyalty rewards program member. The loyalty rewards program was part of the acquisition of Black Oak, who began offering customers the loyalty rewards program in April 2015. The value of points accrued as of December 31, 2016 was $21,627.

Stock-Based Compensation

The Company accounts for its stock-based awards in accordance with Accounting Standards Codification subtopic 718-10, “Compensation,” which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted stock awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. The fair value of restricted stock awards is based upon the quoted market price of the common shares on the date of grant. . The fair value is then expensed over the requisite service periods of the awards, net of estimated forfeitures, which is generally the performance period and the related amount is recognized in the consolidated statements of operations. Stock-based compensation expense and the unvested balance of stock compensation expense was immaterial as of and for the year ended December 31, 2016.

Warrants

ASC 815-40, “Contracts in Entity’s Own Equity” (“ASC 815-40”), requires freestanding contracts that are settled in a company’s own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of ASC 815-40, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required from period to period.

ASC 815, “Derivatives and Hedging” (“ASC 815”) requires all derivatives to be recorded on the balance sheet at fair value. Furthermore, ASC 815 precludes contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified as stockholders’ equity in its statement of financial position from being treated as derivative instruments.

F-17

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

We provide for income taxes based on enacted tax law and statutory tax rates at which items of income and expenses are expected to be settled in our income tax return. Certain items of revenue and expense are reported for Federal income tax purposes in different periods than for financial reporting purposes, thereby resulting in deferred income taxes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We have incurred net operating losses for financial-reporting and tax-reporting purposes. Accordingly, for Federal and state income tax purposes, the benefit for income taxes has been offset entirely by a valuation allowance against the related Federal and state deferred tax asset for the year ended December 31, 2016.

The Company recognizes uncertain tax positions based on a benefit recognition model. Provided that the tax position is deemed more likely than not of being sustained, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. The tax position is derecognized when it is no longer more likely than not of being sustained. The Company classifies income tax related interest and penalties as interest expense and selling, general, and administrative expense, respectively, on the Consolidated Statement of Operations.

Loss Per Common Share

Net loss per share is computed in accordance with the provisions of ASC 260, “Earnings Per Share,” by dividing net loss by the weighted-average shares of common stock outstanding during the period. During a loss period, the effect of the potential exercise of stock options, warrants, convertible preferred stock, and convertible debt are not considered in the diluted loss per share calculation since the effect would be anti-dilutive. The results of operations were a net loss for the years ended December 31, 2016, 2015 and 2014. Therefore, the basic and diluted weighted-average shares of common stock outstanding were the same for all years.

Fair Value of Financial Instruments

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

F-18

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. We have not elected the fair value option for any eligible financial instruments.

Recently Issued Accounting Standards

Intra-Entity Transfers of Assets Other Than Inventory – In October 2016, the FASB issued guidance that requires the income tax consequences of an intra-entity transfer of an asset other than inventory to be recognized when the transfer occurs instead of when the asset is sold to an outside party. The new guidance is effective beginning with the first quarter of the Company’s 2019 fiscal year (with early adoption permitted as of the beginning of an annual period). The guidance is required to be adopted retrospectively by recording a cumulative-effect adjustment to retained earnings as of the beginning of the adoption period. The Company is assessing the potential impact this guidance will have on its financial statements.

Stock Compensation - Employee Share-Based Payments – In March 2016, the FASB issued guidance to amend certain aspects of accounting for employee share-based awards, including accounting for income taxes related to those transactions. This guidance will require recognizing excess tax benefits and deficiencies (that result from an increase or decrease in the fair value of an award from grant date to the vesting date or exercise date) on share-based compensation arrangements in the tax provision, instead of in equity as under the current guidance. In addition, these amounts will be classified as an operating activity in the statement of cash flows, instead of as a financing activity. In addition, cash paid for shares withheld to satisfy employee taxes will be classified as a financing activity, instead of as an operating activity. The guidance is effective beginning in the first quarter of the Company’s 2018 fiscal year (with early adoption permitted) and is required to be adopted as follows:

•	Prospectively for the recognition of excess tax benefits and deficiencies in the tax provision.
•	Retrospectively or prospectively for the classification of excess tax benefits and deficiencies in the statement of cash flows.
•	Retrospectively for the classification of cash paid for shares withheld to satisfy employee taxes in the statement of cash flows.

Leases – In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 requires entities to recognize right-of-use assets and lease liabilities on the balance sheet for the rights and obligations created by all leases, including operating leases, with terms of more than 12 months. The new standard also requires additional disclosures on the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative information. The new standard will be effective for the Company on January 1, 2019. Early adoption is permitted. The Company is in the process of evaluating the impact the adoption of this standard will have on its consolidated financial statements and related disclosures.

Balance Sheet Classification of Deferred Taxes – In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). ASU 2015-17 requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. The new standard is effective for public entities for annual periods beginning after December 15, 2016, with early adoption allowed on either a prospective or retrospective basis. The Company adopted ASU 2015-17, on a prospective basis, for its annual period ended December 31, 2015. Accordingly, the accompanying consolidated balance sheets at December 31, 2016 and 2015 reflect the presentation of deferred tax assets and deferred tax liabilities in accordance with ASU 2015-17.

F-19

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory Measurement – In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”), which requires entities to measure inventory at the lower of cost and net realizable value (“NRV”). ASU 2015-11 defines NRV as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU will not apply to inventories that are measured by using either the last-in, first-out method or the retail inventory method. The guidance in ASU 2015-11 is effective prospectively for fiscal years beginning after December 15, 2016, and interim periods therein. Early adoption is permitted. Upon transition, entities must disclose the nature of and reason for the accounting change. The Company does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

Going Concern Disclosures – In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual and interim reporting periods ending after December 15, 2016, with early adoption permitted. The Company’s adoption of this standard did not have a material effect on its consolidated financial statements.

Revisions to 2016 Financial Statements

In connection with the Company’s filing of Amendment No. 2 on Form 10-K/A, revisions were made to certain notes to provide additional disclosure. The Company has supplementally added the last two paragraphs of Note 4; the third paragraph of Note 9 and the penultimate paragraph of Note 11.

NOTE 3 – CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances in several financial institutions that are insured by the Federal Deposit Insurance Corporation up to certain federal limitations. At times, the Company’s cash balance exceeds these federal limitations. The amount in excess was $9,022,253 and $102,189 as of December 31, 2016 and 2015, respectively.

The Company provides credit in the normal course of business to customers located throughout the U.S. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

One customer comprised 29%, 74% and 83% of the Company’s revenues for the years ended December 31, 2016, 2015 and 2014, respectively. The loss of this customer would not have a material adverse effect on the Company’s business, financial condition, or results of operation.

F-20

NOTE 4 – ACQUISITIONS

Therapeutics Medical

On March 10, 2016, we acquired finished goods inventory, trademarks, a patent, and a customer list along with vendor numbers from Therapeutics Medical, a company which had previously been engaged in the research, development, and marketing of nutraceutical supplements. The assets were acquired at auction and were selected from among a group of assets held for sale by Therapeutics Medical. The total consideration transferred in connection with the acquisition was $1,250,000. The Company acquired the finished goods inventory, which was valued at replacement cost in the amount of $58,622. The trademarks of certain brands were valued at $300,000 based on an estimated royalty approach. The patent was valued at $3,078. The customer list with vendor numbers was valued at $888,300 based on an estimate of the cost to enter into such relationships. The Company complied with ASC 350 and accounted for the Therapeutics Medical transaction as an asset purchase. As consideration for the asset purchase, we issued a $1,250,000 principal amount convertible promissory note due September 10, 2017, which accrues interest at the rate of one percent per annum, and is convertible into shares of the Company’s common stock at a conversion price equal to 90% of the average of the lowest three volume-weighted average prices of one share of common stock for the five consecutive trading days prior to the conversion date. During October 2016, the convertible promissory note was converted into 2,837,899 shares of common stock at a weighted-average price of $0.44 per share.

The Company determined that the trademarks, patent, and customer list with vendor numbers have a definite useful life because of legal, regulatory, or contractual provisions that limit the useful life of the assets and therefore, the assets will be amortized over the estimated useful life as follows:

•	Customer List with Vendor Numbers – Management has determined that the asset will be amortized over a five-year life based on its estimate of customer life of the relationship.

•	Trademarks of the Brands – Management determined that the life of the brand can last on average from eight to twelve years. Management determined that the life of the brands shall be ten years from the date of the brand launch. The Company has classified the trademarks of the brands in three categories based on the estimated remaining lives. Category I was the newest brand launched. Management determined that it has eight years remaining. Therefore, they will be amortized over the remaining years. Category II was the second newest brand launched. Management has determined that it has four years remaining. Therefore, they will be amortized over the remaining years. Category III was the oldest brand launched. Management has determined that it has two years remaining.

•	Patent – The process patent acquired is directly associated with the Category III brands and should have the same amortization life as the brand. Management determined that it has two years remaining. Therefore, they will be amortized over the remaining years.

The following table summarizes the allocation of a purchase price of $1,250,000:

Finished Goods Inventory	$58,622
Brands	300,000
Patent	3,078
Customer Relationships	888,300

Total Assets Acquired	$1,250,000

Refer to “Note 10 – Contingent Consideration (Therapeutics Medical)” for further information.

F-21

NOTE 4 – ACQUISITIONS (Continued)

Black Oak Gallery

On April 1, 2016, we acquired all of the assets of Black Oak. The acquisition of Black Oak was accounted for in accordance with ASC 805-10, “Business Combinations.” The assets consisted primarily of the intellectual property and established marketing associated with the brand name “Blüm,” including its website, www.blumoak.com, the medical marijuana dispensary license, and customer relationships.

The preliminary allocation of the purchase price was based upon a preliminary valuation, and the Company’s estimates and assumptions of the assets acquired and liabilities assumed were subject to change within the measurement period pending the finalization of a third-party valuation, which was obtained in December 2016.

The table below represents the allocation of the preliminary purchase price to the assets acquired and liabilities assumed that were recognized at the closing date, the adjustments made as a result of purchase price adjustments during the second and third quarters of 2016, and the final purchase price amounts based on the final third-party valuations:

	Preliminary		Final
	as of		as of
	04/01/16	Adjustments	12/31/16

Current Assets (Inclusive of Cash of $163,566)	$792,447	$–	$792,447
Property, Plant and Equipment	681,896	–	681,896
Customer Relationships	7,480,800	379,200	7,860,000	*
Trade Name	4,280,000	1,040,000	5,320,000	*
Dispensary License	8,214,700	2,055,300	10,270,000	*
Liabilities	(2,355,938)	–	(2,355,938)

Total Identifiable Net Assets	19,093,905	3,474,500	22,568,405
Goodwill	32,395,760	(3,474,500)	28,921,260

Net Assets	$51,489,665	$–	$51,489,665

________________

* The Company relied on an independent third-party expert appraiser valuation report in valuing certain assets which included Customer Relationships, Trade Name and Dispensary License. Management is fully responsible for the valuation of the assets.

The estimated purchase price of Black Oak (for accounting purposes) was $51,489,665. The purchase price was determined based on the value of the shares of our common stock issuable upon conversion of the various series of preferred stock issued in connection with the acquisition, or $0.2620 per share of common stock, which was the closing sales price of our common stock on April 1, 2016, as quoted on the OTC Market Group Inc.’s OTCQX tier.

The purchase price represents the sum of:

(i)	the issuance of approximately 1,176 shares of our Series Z Preferred Stock (or, upon conversion, 11,759,242 shares of our common stock), approximately 1,248,300 shares of our Series B Preferred Stock (or, upon conversion, 6,721,254 shares of our common stock), and approximately 3,696 shares of our Series Q Preferred Stock (or, upon conversion, 18,480,493 shares of our common stock), which collectively, were converted into 36,960,989 shares of our common stock (the “Closing Consideration”); and

(ii)	the issuance of approximately 4,210 shares of our Series Z Preferred Stock (or, upon conversion, 42,098,295 shares of our common stock), approximately 4,468,872 shares of our Series B Preferred Stock (or, upon conversion, 24,061,862 shares of our common stock), and approximately 8,945 shares of our Series Q Preferred Stock (or, upon conversion, 44,722,796 shares of our common stock), which collectively, were converted into approximately 110,882,953 shares of our common stock (the “Lockup Consideration”); and

F-22

NOTE 4 – ACQUISITIONS (Continued)

(iii)	the issuance of approximately 2,781 shares of our Series Z Preferred Stock (or, upon conversion, 27,804,112 shares of our common stock), approximately 2,951,528 shares of our Series B Preferred Stock (or, upon conversion, 15,891,988 shares of our common stock), and approximately 8,739 shares of our Series Q Preferred Stock (or, upon conversion, 43,696,102 shares of our common stock), which collectively, were converted into approximately 87,392,202 shares of our common stock (the “Holdback Consideration”); and

(iv)	the contingent cash consideration of up to $2,088,000 pursuant to certain earn-out provisions set forth in the Merger Agreement, payable to the Group B Shareholders (the “Performance-Based Cash Consideration”).

Closing Consideration – Pursuant to the Merger Agreement, the Closing Consideration was issued and paid on April 1, 2016, the closing date.

Lockup Consideration – Pursuant to the Merger Agreement, the Lockup Consideration was issued on April 1, 2016, the closing date; however, such shares will be held in an escrow account for a period of one year.

Holdback Consideration – Pursuant to the Merger Agreement, Holdback Consideration was issued on April 1, 2016, the closing date; however, such shares will be held in an escrow account for a period of one year as security for the satisfaction of any post-closing adjustments or indemnification claims as provided for in the Merger Agreement.

Performance-Based Cash Consideration – Pursuant to the Merger Agreement, the Performance-Based Cash Consideration is to be paid in cash on approximately the one-year anniversary date of the Merger Agreement and is subject to certain holdback provisions. Accordingly, the Performance-Based Cash Consideration is unpaid and recorded as contingent consideration as security for the satisfaction of any post-closing adjustments or indemnification claims as provided for in the Merger Agreement.

The below chart outlines a summary of the purchase price:

Purchase Price Detail	Series B Preferred Stock	Series Q Preferred Stock	Series Z Preferred Stock	Preferred Stock Converted into Common Stock	Total Consideration

Closing Consideration	1,248,300	3,696	1,176	36,960,989	$9,683,779
Lockup Consideration	4,468,872	8,945	4,210	110,882,953	29,051,334
Holdback Consideration	2,951,528	8,739	2,781	87,392,202	11,324,969
Performance-Based Cash Consideration	–	–	–	–	1,429,583

Totals	8,668,700	21,380	8,167	235,236,144	$51,489,665

The Series Q Preferred Stock was converted into 106,890,000 shares of common stock in September 2016. The Series Z Preferred Stock was converted into 15,164,262 shares of Series B Preferred Stock in September 2016.

Refer to “Note 10 – Contingent Consideration (Black Oak Gallery)” for further information.

The supplemental pro forma information below is based on estimates and assumptions that we believe are reasonable. The pro forma information presented is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized had the acquisition occurred on January 1, 2015. The supplemental pro forma results below exclude any benefits that may result from the acquisition due to synergies that are expected to be derived from the elimination of any duplicative costs

The supplemental pro forma information, as if the acquisition had occurred on January 1, 2015 is as follows:

	Pro Forma Results of Operations
	For the Years Ended December 31, (Unaudited)
	2016	2015
Revenues	$28,700,238	$22,934,825

Net Loss Attributable to Terra Tech Corp.	$(27,398,237)	$(11,189,033)

Net Loss per Common Share Attributable to Terra Tech Corp. Common Stockholders - Basic and Diluted	$(0.07)	$(0.05)

F-23

NOTE 5 – INVENTORY

Inventory consists of raw materials for Edible Garden’s herb product lines and IVXX’s line of cannabis pure concentrates. Work-in-progress consists of live plants grown for Edible Garden’s herb product lines, live plants grown at Black Oak, and IVXX’s line of cannabis pure concentrates. Finished goods consists of IVXX’s line of cannabis packaged to be sold into dispensaries. The Company reviews its inventory periodically to determine net realizable value. The Company writes down inventory, if required, based on forecasted demand. These factors are impacted by market and economic conditions, new products introductions, and require estimates that may include uncertain elements.

As of December 31, 2016 and 2015, inventory consisted of the following:

	December 31,
	2016	2015

Raw Materials	$486,119	$277,340
Work-in-Progress	570,145	542,530
Finished Goods	853,066	129,578

Total Inventory	$1,909,330	$949,448

NOTE 6 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

As of December 31, 2016 and 2015, property, equipment and leasehold improvements at cost, less accumulated depreciation, consisted of the following:

	December 31,
	2016	2015

Land and Building	$1,454,124	$1,454,124
Furniture and Equipment	3,141,244	2,226,051
Computer Hardware and Software	396,479	133,714
Leasehold Improvements	8,027,792	3,926,795

Subtotal	13,019,639	7,740,684
Less Accumulated Depreciation	(2,554,875)	(1,045,709)

Property, Equipment and Leasehold Improvements, Net	$10,464,764	$6,694,975

Depreciation expense related to property, equipment and leasehold improvements for the years ended December 31, 2016, 2015 and 2014 was $969,185, $602,814 and $392,883, respectively.

F-24

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2016 and 2015 consisted of the following:

		December 31, 2016				December 31, 2015
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value

Amortized Intangible Assets:
Customer Relationships	5 to 12	$8,960,700	$(780,960)	$8,179,740	$212,400	$(113,988)	$98,412
Trade Brands	2 to 8	495,520	(89,907)	405,613	20,520	–	20,520
Dispensary License	14	10,270,000	(550,179)	9,719,821	–	–	–
Patent	2	3,078	(1,154)	1,924	–	–	–

Total Amortized Intangible Assets		19,729,298	(1,422,200)	18,307,098	232,920	(113,988)	118,932

Unamortized Intangible Assets:
Trade Name	Indefinite	5,320,000	–	5,320,000	–	–	–

Total Unamortized Intangible Assets		5,320,000	–	5,320,000	–	–	–

Total Intangible Assets		$25,049,298	$(1,422,200)	$23,627,098	$232,920	$(113,988)	$118,932

F-25

Intangible assets with finite lives are amortized over their estimated useful lives. We recorded amortization expense of $1,308,212, $42,480 and $42,480 for the years ended December 31, 2016, 2015 and 2014, respectively. Based solely on the amortizable intangible assets recorded at December 31, 2016, we estimate amortization expense for the next five years to be as follows:

Year Ending
December 31,	Amount

2017	$1,718,104
2018	1,668,789
2019	1,645,582
2020	1,626,231
2021	1,460,486
Thereafter	10,187,906
$18,307,098

Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives or other relevant factors or changes.

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2016 and 2015, accounts payable and accrued expenses consisted of the following:

	December 31,
	2016	2015

Accounts Payable	$1,986,907	$1,015,994
Sales Tax Payable	122,470	–
Accrued Interest Payable	96,633	103,465
Accrued Expenses	211,390	–
Total Accounts Payable and Accrued Expenses	$2,417,400	$1,119,459

F-26

NOTE 9 – NOTES PAYABLE

As of December 31, 2016 and 2015, notes payable were as follows:

	December 31,
	2016	2015

Promissory note dated July 25, 2014 issued to an accredited investor, which matured July 24, 2015 and bore interest at a rate of 12% per annum. The holder of the note extended the maturity to July 25, 2017. Principal and interest may be converted into common stock based on the average trading price of the ten days prior to maturity at the holder’s option. In November 2016, the holder of the note exchanged the note with another accredited investor.	$–	$150,000
Unsecured promissory demand notes issued to an accredited investor, which bears interest at a rate of 4% per annum. Holder may elect to convert into common stock at $0.75 per share. In 2015, the investor exchanged the notes from other accredited investors. In October 2016, the holder of the note converted some of the debt and accrued interest into common stock.	64,324	114,306
Convertible promissory note dated April 7, 2015 issued to accredited investors, which matures October 7, 2016 and bears interest at a rate of 12% per annum. The conversion price in effect is $0.1303, subject to adjustment. The remaining balance of the note and accrued interest was converted into common stock in January 2016.	–	170,856
5% original issue discount senior secured convertible promissory note dated May 5, 2014 issued to accredited investors, which matured November 5, 2015, and bore interest at a rate of 12% per annum. The fixed conversion price in effect was set at 90% of the 20-day volume weighted average price (“VWAP”) of our common stock on February 5, 2014, or $0.30753 per share. In 2015, the holder of the note converted some of the debt and accrued interest into common stock. The remaining balance of the note and accrued interest was converted into common stock in March 2016.	–	96,491
Convertible promissory note dated May 13, 2015 issued to accredited investors, which matures November 13, 2016 and bears interest at a rate of 12% per annum. The conversion price in effect is $0.1211, subject to adjustment. The remaining balance of the note and accrued interest was converted into common stock in January 2016.	–	170,783
Convertible promissory note dated December 14, 2015, issued to accredited investors, which matured December 13, 2016 and bears interest at a rate of 12% per annum. The holder of the note extended the maturity to December 13, 2017. The conversion price in effect is $0.1211, subject to adjustment.	500,000	214,927
Senior convertible promissory note dated October 28, 2016, issued to accredited investors, which matures April 28, 2018 and bears interest at a rate of 1% per annum. The conversion price in effect is 90% of the average of the lowest three (3) VWAPs for the five (5) consecutive trading days prior to the conversion date.	102,582	–
Senior convertible promissory note dated November 1, 2016, issued to accredited investors, which matures May 1, 2018 and bears interest at a rate of 12% per annum. The conversion price in effect is $0.35, subject to adjustment.	31,615	–
Senior convertible promissory note dated December 16, 2016, issued to accredited investors, which matures June 16, 2018 and bears interest at a rate of 12% per annum. The conversion price in effect is $0.27, subject to adjustment.	1,220,155	–

Total Debt	1,918,676	917,363

Less Short-Term Portion	564,324	917,363

Long-Term Portion	$1,354,352	$–

Total debt as of December 31, 2016 and 2015 was $1,918,676 and $917,363, respectively, which included unamortized debt discount of $4,295,648 and $693,435, respectively. The senior secured promissory notes are secured by shares of common stock. There was accrued interest payable of $96,633 and $103,465 as of December 31, 2016 and 2015, respectively.

Loss on Extinguishment of Debt

The table below details the conversion of notes payable for the years ending December 31:

	Year Ended December 31,
	2016	2015	2014
Fair market value of common stock issued upon conversion	$18,887,399	$1,493,659	$-
Principal amount of debt converted	(13,324,973)	(900,000)	-
Accrued interest converted	(233,415)	(108,000)	-
Fair value of derivative at conversion date	(10,361,100)	(374,600)	-
Debt discount value at conversion date	10,414,902	508,385	-

Loss on Extinguishment of Debt	$5,382,813	$619,444	$-

Scheduled Maturities of Long-Term Debt

Scheduled maturities of long-term debt, including the amortization of debt discounts of approximately $4,295,648, are as follows for the years ending December 31, 2017 and 2018 are $0 and $1,354,352, respectively, and $0 for the years ending December 31, 2019 and thereafter.

Securities Purchase Agreement Dated October 28, 2016 and 12% Senior Convertible Promissory Note Due April 28, 2018

On October 28, 2016, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an accredited investor (the “Purchaser”) relating to the sale of a 12% Senior Convertible Promissory Note due April 28, 2018 (the “Note”) in the principal amount of $7,051,000 for a purchase price of $7,051,000 (the “Offering”). There were no fees or expenses deducted from the net proceeds received by the Company in the Offering. The Note and the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) issuable upon conversion of the Note (the “Conversion Shares”) are collectively referred to herein as the “Securities.”

F-27

The Purchase Agreement contains customary representations, warranties, and covenants by, among, and for the benefit of the parties.

Pursuant to the Purchase Agreement, the Company agreed to sell the Securities pursuant to an effective shelf registration statement on Form S-3 (Registration No 333-210673), declared effective by the Securities and Exchange Commission on August 12, 2016, and a related prospectus supplement thereto.

The Note matures on April 28, 2018 (the “Maturity Date”), less any amounts converted or redeemed prior to the Maturity Date. The Note accrues interest at a rate of 12% per annum, payable on the Maturity Date or upon any conversion, prepayment, event of default or other acceleration of payment under the Note. All interest payments under the Note are payable, at the Company’s option, in cash or shares of Common Stock.

All principal and interest due and owing under the Note is convertible into shares of Common Stock at any time at the election of the holder at a conversion price per share equal to the lower of (i) $0.41 or (ii) 83.5% of the average of the three (3) lowest daily volume weighted average prices of the Common Stock in the fifteen (15) trading days prior to the conversion date (the “Conversion Price”), which Conversion Price is subject to adjustment for (i) stock splits, stock dividends, combinations, or similar events and (ii) full ratchet anti-dilution protection. Upon certain events of default, the conversion price of the Note will automatically become 70% of the average of the three (3) lowest volume weighted average prices of the Common Stock in the twenty (20) consecutive trading days prior to the conversion date for so long as such event of default remains in effect.

In addition, at any time that (i) the daily volume weighted average price of the Common Stock for the prior ten (10) consecutive trading days is $0.70 or more and (ii) the average daily trading value of the Common Stock is greater than $2,500,000 for the prior ten (10) consecutive trading days, then the Company may demand, upon one (1) day’s notice, that the holder convert the Note at the Conversion Price.

The Company may prepay in cash any portion of the outstanding principal amount of the Note and any accrued and unpaid interest by, upon ten (10) days’ written notice to the holder, paying an amount equal to (i) 110% of the sum of the then-outstanding principal amount of the Note plus accrued but unpaid interest, if the prepayment date is within 90 days of the issuance date of the Note; (ii) 115% of the sum of the then-outstanding principal amount of the Note plus accrued but unpaid interest, if the prepayment date is between 91 days and 180 days of the issuance date of the Note; or (iii) 125% of the sum of the then-outstanding principal amount of the Note plus accrued but unpaid interest, if the prepayment date is after 180 days of the issuance date of the Note.

The foregoing description of the Purchase Agreement and the Note is qualified in its entirety by reference to the full text of such documents, copies of which are filed as Exhibit 10.38 and Exhibit 4.12, respectively, to the Current Report on Form 8-K dated October 28, 2016 and which are incorporated by reference herein in their entirety.

Securities Purchase Agreement Dated December 16, 2016 and 12% Senior Convertible Promissory Note Due June 16, 2018

On December 16, 2016, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an accredited investor (the “Purchaser”) pursuant to which the Company sold to the Purchaser a 12% Senior Convertible Promissory Note due June 16, 2018 (the “Note”) in the principal amount of $5,000,000 for a purchase price of $5,000,000 (the “Offering”). There were no fees or expenses deducted from the net proceeds received by the Company in the Offering. The Note and the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) issuable upon conversion of the Note (the “Conversion Shares”) are collectively referred to herein as the “Securities.”

The Purchase Agreement contains customary representations, warranties, and covenants by, among, and for the benefit of the parties.

F-28

NOTE 9 – NOTES PAYABLE (Continued)

Pursuant to the Purchase Agreement, the Company agreed to sell the Securities pursuant to an effective shelf registration statement on Form S-3 (Registration No 333-210673), declared effective by the Securities and Exchange Commission on August 12, 2016, and a related prospectus supplement thereto.

The Note matures on June 16, 2018 (the “Maturity Date”), less any amounts converted or redeemed prior to the Maturity Date. The Note accrues interest at a rate of 12% per annum, payable on the Maturity Date or upon any conversion, prepayment, event of default or other acceleration of payment under the Note. All interest payments under the Note are payable, at the Company’s option, in cash or shares of Common Stock.

All principal and interest due and owing under the Note is convertible into shares of Common Stock at any time at the election of the holder at a conversion price per share equal to the lower of (i) $0.27 or (ii) 85% of the lowest daily volume weighted average price of the Common Stock in the fifteen (15) trading days prior to the conversion date (the “Conversion Price”), which Conversion Price is subject to adjustment for (i) stock splits, stock dividends, combinations, or similar events and (ii) full ratchet anti-dilution protection. Upon certain events of default, the conversion price of the Note will automatically become 70% of the average of the three (3) lowest volume weighted average prices of the Common Stock in the twenty (20) consecutive trading days prior to the conversion date for so long as such event of default remains in effect.

In addition, at any time that (i) the daily volume weighted average price of the Common Stock for the prior ten (10) consecutive trading days is $0.70 or more and (ii) the average daily trading value of the Common Stock is greater than $2,500,000 for the prior ten (10) consecutive trading days, then the Company may demand, upon one (1) day’s notice, that the holder convert the Note at the Conversion Price.

The Company may prepay in cash any portion of the outstanding principal amount of the Note and any accrued and unpaid interest by, upon ten (10) days’ written notice to the holder, paying an amount equal to (i) 110% of the sum of the then-outstanding principal amount of the Note plus accrued but unpaid interest, if the prepayment date is within 90 days of the issuance date of the Note; (ii) 115% of the sum of the then-outstanding principal amount of the Note plus accrued but unpaid interest, if the prepayment date is between 91 days and 180 days of the issuance date of the Note; or (iii) 125% of the sum of the then-outstanding principal amount of the Note plus accrued but unpaid interest, if the prepayment date is after 180 days of the issuance date of the Note.

NOTE 10 – CONTINGENT CONSIDERATION

The Company accounts for “contingent consideration” according to FASB ASC 805, “Business Combinations” (“FASB ASC 805”). Contingent consideration typically represents the acquirer’s obligation to transfer additional assets or equity interests to the former owners of the acquiree if specified future events occur or conditions are met. FASB ASC 805 requires that contingent consideration be recognized at the acquisition-date fair value as part of the consideration transferred in the transaction. FASB ASC 805 uses the fair value definition in Fair Value Measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As defined in FASB ASC 805, contingent consideration is (i) an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquire, if specified future events occur or conditions are met or (ii) the right of the acquirer to the return of previously transferred consideration, if specified conditions are met.

F-29

NOTE 10 – CONTINGENT CONSIDERATION LIABILITY (Continued)

Therapeutics Medical

In the acquisition of assets from Therapeutics Medical, the Company may be required to issue an additional Convertible Promissory Note to the seller based on the following calculation (the “Therapeutics Contingent Consideration”):

(i)	if the total revenue (“Total Revenue”) generated by the assets for the period beginning on April 1, 2016 and ending on March 31, 2017 (the “Applicable Period”) is greater than $1.6 million but less than $3.2 million, the Company will issue to the Seller an additional Convertible Promissory Note in the principal amount equal to 50% of the Total Revenue in excess of $1.6 million; or

(ii)	if the Total Revenue generated by the assets for the Applicable Period is greater than $3.2 million, the Company will issue to the Seller an additional Convertible Promissory Note in the principal amount equal to the sum of: (a) $800,000 (which equals 50% of the Total Revenue in excess of $1.6 million up to $3.2 million), plus (b) 25% of the Total Revenue for the Applicable Period in excess of $3.2 million.

The Company valued the Therapeutics Contingent Consideration based on an analysis using a cash flow model to determine the expected contingent consideration payment. The model determined that the aggregate expected contingent consideration liability was an immaterial amount ($4,000) with an associated immaterial present value of the contingent consideration liability of $3,200. At the time of purchase, Therapeutics Medical had gone out of business, and the assets acquired were selected from a lot at auction. As such, the Company did not recognize a contingent consideration liability associated with the Therapeutics Contingent Consideration because management’s best estimates resulted in an extremely low, in fact near zero likelihood, of the revenue targets being achieved.

In determining the likelihood of payouts related to the Therapeutics Contingent Consideration, the probabilities for various scenarios (e.g., a greater than 98% probability that the minimum amount of Therapeutics Contingent Consideration will not be payable), as well as the discount rate used in the Company’s calculations, were based on internal projections, all of which were vetted by the Company’s senior management.

The Company calculated the Therapeutics Contingent Consideration based upon the following formula:

One-Year Anniversary Date Revenue	Probability	Revenue-Based Payment	Probability-Weighted Amounts

$3,200,000	0.00%	$800,000	$–
$2,000,000	0.50%	$200,000	1,000
$1,599,999	99.50%	$–	–
Fair Value of Expected Earn-out Payment			1,000
Discount Rate			25%
Payments			$0
Present Value Factor at 20% Discount Rate for 12 Months			0.9457

Present Value of Contingent Consideration			$946

As of December 31, 2016, based on revenues achieved throughout the year, the probability of a contingent payment is near zero and as such, no amount will be due.

F-30

Black Oak Gallery

In the acquisition of Black Oak, the Company valued the Holdback Consideration and the Performance-Based Cash Consideration (collectively, the “Black Oak Contingent Consideration”), based on an analysis using a cash flow model to determine the expected contingent consideration payment, which model determined that the aggregate expected contingent consideration liability was $15,305,463 and the present value of the contingent consideration liability was $12,754,553. Accordingly, the Company recognized at April 1, 2016, the closing date of the Black Oak merger, a $12,754,553 contingent consideration liability associated with the Black Oak Contingent Consideration paid pursuant to the Merger Agreement.

In determining the likelihood of payouts related to the Black Oak Contingent Consideration, the probabilities for various scenarios (e.g., a 75% probability that the maximum amount of Black Oak Contingent Consideration will be payable), as well as the discount rate used in the Company’s calculations were based on internal projections, all of which were vetted by the Company’s senior management.

Holdback Consideration

The Holdback Consideration is comprised of (i) the market-based clawback amount (the “Market-Based Clawback Amount”) and (ii) the performance-based clawback amount (the “Performance-Based Clawback Amount”). The Holdback Consideration, which is comprised of shares of our preferred stock, was issued on April 1, 2016, the closing date of the Black Oak merger, and will be held in an escrow account for a period of one year.

The Market-Based Clawback Amount is determined as follows:

a)	If the Terra Tech Common Stock 30-day VWAP on the one-year anniversary date of the Merger Agreement exceeds the Terra Tech Closing Price, the Market-Based Clawback Amount shall mean the number of shares of Terra Tech Common Stock equal to (i) (A) $4,912,000 divided by (B) the Terra Tech Closing Price, less (ii) (A) $4,912,000 divided by (B) the Terra Tech Common Stock 30-day VWAP on such date.

b)	If the Terra Tech Common Stock 30-day VWAP on the one-year anniversary date of the Merger Agreement is less than or equal to the Terra Tech Closing Price, the Market-Based Clawback Amount shall be zero shares.

In no event will the Market-Based Clawback Amount exceed 50% of the Holdback Consideration.

The Performance-Based Clawback Amount is determined as follows:

a)	The “Lower Threshold” means an amount equal to $11,979,351, and the “Upper Threshold” means an amount equal to $16,667,000.

b)	If Black Oak’s operating revenues for the 12-month period following the closing date of the Black Oak merger (the “Year 1 Revenue”) is less than the Lower Threshold, then the Performance-Based Clawback Amount will be the number of shares obtained from a quotient, (A) the numerator of which is equal to the sum of (1) $4,912,000, plus (2) the product of 1.5 multiplied by the difference between the Lower Threshold and the Year 1 Revenue, and (B) the denominator of which is the Terra Tech common stock 30-day VWAP as of the one-year anniversary date of the closing of the Black Oak merger.

c)	If the Year 1 Revenue is greater than or equal to the Lower Threshold but is less than the Upper Threshold, then the Performance-Based Clawback Amount will be the number of shares obtained from a quotient, (A) the numerator of which is equal to the product of 1.053 multiplied by the difference between the Upper Threshold and the Year 1 Revenue, and (B) the denominator of which is the Terra Tech common stock 30-day VWAP as of the one-year anniversary date of the closing of the Black Oak merger.

d)	If the Year 1 Revenue is greater than or equal to the Upper Threshold, then the Performance-Based Clawback Amount will be zero shares.

F-31

Performance-Based Cash Consideration

Pursuant to the Merger Agreement, the Group B Shareholders may receive cash consideration of up to approximately $2,088,000 to be paid on approximately the one-year anniversary date of the closing of the Black Oak merger, to be determined as follows:

a)	$0 if Year 1 Revenue is less than or equal to $12,000,000; and

b)	the product obtained by multiplying 0.447 times Year 1 Revenue if Year 1 Revenue is greater than $12,000,000; provided, that in no event will the Performance-Based Cash Consideration amount exceed $2,088,000.

For example, pursuant to the above formula, if the revenue in Year 1 equals $16,666,666, then the Performance-Based Cash Consideration will be $2,088,000 calculated as follows:

Year 1 Revenue	$16,666,666
Less:	12,000,000

$4,666,666
0.44742864

Performance-Based Cash Payment	$2,088,000

F-32

NOTE 10 – CONTINGENT CONSIDERATION LIABILITY (Continued)

As of December 31, 2016, the Black Oak Contingent Consideration was based upon the following formula:

		One-Year
		Anniversary	Value of			Probability-Weighted
		Date of the	Common	Performance-		Amounts
Year 1		Merger 30-	Stock to	Based Cash		Earn-Out	Performance-
Revenue		Day VWAP	Issue	Payment	Probability	Shares	Based Cash	Total

		20%	$15,788,827	$2,088,000	4.0%	$631,553	$83,520	$715,073
		$0.2108

Upside	20%	70%	$13,824,526	$2,088,000	14.0%	$1,935,434	$292,320	$2,227,754
$16,667,000		$0.3108

		10%	$12,816,555	$2,088,000	2.0%	$256,331	$41,760	$298,091
		$0.4108

		20%	$11,867,575	$747,500	15.0%	$1,780,136	$112,125	$1,892,261
		$0.2108

Base	75%	70%	$11,164,938	$747,500	52.5%	$5,861,592	$392,438	$6,254,030
$13,670,835		$0.3108

		10%	$10,804,383	$747,500	7.5%	$810,329	$56,063	$866,391
		$0.4108

		20%	$7,251,428	$–	1.0%	$72,514	$–	$72,514
		$0.2108

Downside	5%	70%	$8,034,038	$–	3.5%	$281,191	$–	$281,191
$10,674,670		$0.3108

		10%	$8,435,630	$–	0.5%	$42,178	$–	$42,178
		$0.4108

		Fair Value of Expected Earn-Out Payment				$11,671,259	$978,225	$12,649,484
		Price Per Common Share				$0.2620	$0.2620
		Discount Rate				20%	20%
		Periods (nper)				0.250	0.250
		Payments				$–	$–

		Present Value Factor at 20% Discount Rate for 12 Months				0.9554	0.9554

		Present Value of Contingent Consideration				$11,151,221	$934,638

		Present Value of Contingent Consideration						$12,085,859

Changes in the fair value of the Black Oak Contingent Consideration are recognized in the consolidated statements of operations. For the year ended December 31, 2016, the change in the fair market valuation of contingent consideration was $668,694.

F-33

NOTE 10 – CONTINGENT CONSIDERATION LIABILITY (Continued)

The below table summarizes adjustments made to the Black Oak Contingent Consideration during the year ended December 31, 2016.

	Preliminary April 1, 2016	Adjust- ments June 30, 2016		June 30, 2016	Adjust- ments September 30, 2016		September 30, 2016	Adjust- ments December 31, 2016		Final as of December 31, 2016

Holdback Consideration Stock	$11,324,969	$(514,339)		$10,810,630	$217,895		$11,028,525	$122,695		$11,151,220
Performance-Based Cash	1,429,583	66,669		1,496,252	130,963		1,627,215	(692,577)		934,638
Adjustment to Goodwill	–	447,670	(1)	–	(348,858)	(1)	–	(98,812)	(2)	–
Change in Fair Value of Contingent Consideration	–	–		–	–		–	98,812		–

Total Contingent Consideration	$12,754,553	$–		$12,306,882	$–		$12,655,740	$(569,882)		$12,085,858

_____________

(1) Changes in fair value of the Black Oak Contingent Consideration during the second and third quarter of 2016 (during measurement period) were taken to goodwill. Total adjustment was $98,812 which was recorded to the income statement at December 31, 2016.

(2) $98,812 is the combined adjustments to goodwill ($447,670 less $348,858) recorded to Change in Fair Value of Contingent Consideration at December 31, 2016.

See “Note 11 – Fair Value Measurements” for further information.

NOTE 11 – FAIR VALUE MEASUREMENTS

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables set forth the financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of the dates indicated:

	Fair Value at December 31,	Fair Value Measurement Using
Description	2016	Level 1	Level 2	Level 3
Derivative Liabilities – Conversion Feature	$6,975,000	$–	$–	$6,975,000
Liability - Black Oak Contingent Consideration	12,085,859	–	–	12,085,859

	$19,060,859	$–	$–	$19,060,859

	Fair Value at December 31,	Fair Value Measurement Using
Description	2015	Level 1	Level 2	Level 3
Derivative Liabilities – Conversion Feature	$743,400	$–	$–	$743,400
Liability - Black Oak Contingent Consideration	–	–	–	–

	$743,400	$–	$–	$743,400

No financial assets were measured on a recurring basis as of December 31, 2016 and 2015.

F-34

NOTE 11 – FAIR VALUE MEASUREMENTS (Continued)

The following table presents a reconciliation of the derivative liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2016:

Balance at December 31, 2014	$1,253,000

Change in Fair Market Value of Conversion Feature	(1,800,100)
Issuance of Equity Instruments with Debt Greater Than Debt Carrying Amount	561,000
Derivative Debt Converted into Equity	(1,168,500)
Issuance of Debt Instruments with Derivatives	1,898,000

Balance at December 31, 2015	743,400

Change in Fair Market Value of Conversion Feature	489,700
Issuance of Equity Instruments with Debt Greater Than Debt Carrying Amount	1,487,500
Derivative Debt Converted into Equity	(14,232,100)
Issuance of Debt Instruments with Derivatives	18,486,500

Balance at December 31, 2016	$6,975,000

The following table presents a reconciliation of the Black Oak Contingent Consideration liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2016:

Balance at December 31, 2015	$–

Purchase of Black Oak Gallery	12,754,553
Change in Fair Market Valuation of Black Oak Contingent Consideration	(668,694)

Balance at December 31, 2016	$12,085,859

The Company estimates the fair value of the derivative liabilities using the Black-Scholes-Merton option pricing model using the following assumptions:

	2016	2015	2014
Stock Price	$0.29 - $0.49	$0.09 - $0.22	-
Conversion and Exercise Price	$0.22 - $0.50	$0.07 - $0.16	-
Annual Dividend Yield	-	-	-
Expected Life (Years)	1.5 - 4.0	1.0 - 4.0	-
Risk-Free Interest Rate	2.50%	2.50%	-
Expected Volatility	120.30% - 144.03%	98.35% - 148.71%	-

Expected volatility is based on historical volatility of our common stock. Historical volatility was computed using weekly pricing observations for our common stock that correspond to the expected term. We believe this method produces an estimate that is representative of our expectations of future volatility over the expected term of these derivative liabilities.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

Non-financial assets, such as property, equipment and leasehold improvements, goodwill, and intangible assets, are required to be measured at fair value only when an impairment loss is recognized. The Company did not record an impairment charge related to these assets during the years ended December 31, 2016, 2015 or 2014.

NOTE 12 – TAX EXPENSE

The expense (benefit) for income taxes consists of the following:

	Year Ended December 31,
	2016	2015

Current:
Federal	$–	$–
State	–	–

Deferred:
Federal	–	44,000
State	–	–

Total Expense (Benefit) for Income Taxes	$–	$44,000

F-35

NOTE 12 – TAX EXPENSE (Continued)

The reconciliation between the Company’s effective tax rate and the statutory tax rate is as follows:

	December 31,
	2016	2015

Expected Income Tax Benefit at Statutory Tax Rate, Net	$(9,469,000)	$(3,694,000)
Non-Deductible Items	1,263,000	368,000
Warrants Expense	–	1,196,000
Derivatives Expense	–	(545,000)
Net Operating Losses	–	2,667,000
Change in Valuation Allowance	8,206,000	52,000

Reported Income Tax Expense	$–	$44,000

Effective Tax Rate	–%	(0.49%)

The components of deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2016	2015

Deferred Income Tax Assets:
Allowance for Bad Debt	$–	$74,000
Warrants Expense	4,186,000	3,412,000
Derivatives Expense	4,067,000	729,000
Net Operating Losses	15,242,000	7,029,000

Deferred Income Tax Liabilities:
Depreciation	(1,334,000)	(44,000)

Total	22,161,000	11,200,000
Valuation Allowance	(22,161,000)	(11,244,000)

Net Deferred Tax Liabilities	$–	$(44,000)

Permanent differences include ordinary and necessary business expenses deemed by the Company as a non-allowable deduction under IRC Section 280E, and tax deductions related to equity compensation that are less than the compensation recognized for financial reporting.

As of December 31, 2016, and 2015, the Company had net operating loss carryforwards of approximately $34,940,000 and $16,250,000, respectively, which, if unused, will expire beginning in the year 2034. These tax attributes are subject to an annual limitation from equity shifts, which constitute a change of ownership as defined under Internal Revenue Code (“IRC”) Section 382, which will limit their utilization. The Company has yet to assess the effect of these limitations, but expects these losses to be substantially limited. Accordingly, the Company has placed a reserve against any assets associated with these losses.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. All tax years from 2012 to 2016 are subject to examination.

F-36

NOTE 12 – TAX EXPENSE (Continued)

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred through the period ended December 31, 2016. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of December 31, 2016, a valuation allowance of has been recorded against all deferred tax assets as these assets are more likely than not to be unrealized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

For the years ended December 31, 2016, 2015 and 2014, certain of the Company’s subsidiaries produced and sold cannabis or cannabis pure concentrates, subjecting the Company to the limits of IRC Section 280E. Pursuant to IRC Section 280E, the Company is allowed only to deduct expenses directly related to sales of product. The Company has allocated accelerated depreciation related to production equipment and other expenses directly related to sales of product, which results in a difference in the cost of sales for financial reporting and tax reporting taxable income. As a result, the Company had no current taxable income for the year ended December 31, 2016.

NOTE 13 – EQUITY

Preferred Stock

The Company authorized 50,000,000 shares of preferred stock with $0.001 par value per share. The Company designated 100 shares of preferred stock as “Series A Preferred Stock,” of which there were 100 shares of Series A Preferred Stock outstanding as of December 31, 2016. Series A Preferred Stock is convertible on a one-for-one basis into common stock and has all of the voting rights of the Company’s common stock.

The Company designated 49,990,900 shares of preferred stock as “Series B Preferred Stock,” of which there were 36,825,953 shares of Series B Preferred Stock outstanding as of December 31, 2016. Each share of Series B Preferred Stock: (i) is entitled to 100 votes for each share of common stock into which a share of Series B Preferred Stock is convertible and (ii) is convertible, at the option of the holder, on a 1-for-5.384325537 basis, into shares of the Company’s common stock.

Common Stock

The Company authorized 990,000,000 shares of common stock with $0.001 par value per share. As of December 31, 2016, 553,873,812 shares of common stock were issued and outstanding.

Issuances and Sales of Common Stock

During the year ended December 31, 2016, senior secured convertible promissory notes and accrued interest in the amount of $13,558,388 were converted into 56,678,708 shares of common stock.

In the first quarter of 2016, the Company sold 25,715,674 shares of common stock for the net amount of $3,208,134 pursuant to an equity financing facility with Magna Equities II, LLC. In the fourth quarter of 2016, the Company sold 3,203,553 shares of common stock for the net amount of $850,000 pursuant to an equity financing facility with Dominion Capital LLC.

F-37

NOTE 13 – EQUITY (Continued)

Amendment to Certificate of Designation of Series B Preferred Stock; Designation of New Series of Preferred Stock

The Company filed an Amended and Restated Certificate of Designation of Series B Preferred Stock (the “Amended Series B Certificate”) with the Secretary of State of the State of Nevada, effective March 29, 2016. The Amended Series B Certificate decreased the number of authorized shares of Series B Preferred Stock, specified a liquidation preference, clarified the provisions related to adjustments to the conversion rate upon certain events, and made such other amendments as the Company’s Board of Directors deemed necessary.

Effective March 29, 2016, the Company also designated two additional series of preferred stock: (i) Series Z Preferred Stock and (ii) Series Q Preferred Stock, by filing Certificate of Designations with the Secretary of State of the State of Nevada. The Certificate of Designation of Series Z Preferred Stock (the “Series Z Certificate”) designates 8,300 shares as Series Z Preferred Stock and is intended to mirror the rights of the holders of the Series B Preferred Stock. Each share of Series Z Preferred Stock is convertible into 1,857 shares of Series B Preferred Stock immediately upon the Company filing with the Secretary of State of the State of Nevada an Amendment to its Articles of Incorporation to increase its authorized capital for, among other reasons, satisfaction of the terms of the potential acquisition of Black Oak, as discussed in more detail below. The holders of the Series Z Preferred Stock are entitled to a liquidation preference equal to $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, forward stock split, or other similar recapitalization). Such liquidation preference is in preference (but equal with the holders of the Company’s Series B Preferred Stock) to the holders of the common stock, but subordinate in preference to any sum to which the holders of the Company’s Series A Preferred Stock are entitled.

The Certificate of Designation of Series Q Preferred Stock (the “Series Q Certificate”) designates 21,600 shares as Series Q Preferred Stock. Each share of Series Q Preferred Stock is convertible into 5,000 shares of the Company’s common stock immediately upon the Company filing with the Secretary of State of the State of Nevada an Amendment to its Articles of Incorporation to increase its authorized capital for, among other reasons, satisfaction of the terms of the potential acquisition of Black Oak, as discussed in more detail below. The holders of the Series Q Preferred Stock are entitled to a liquidation preference equal to $0.001 per share (subject to appropriate adjustment in the event of any stock dividend, forward stock split, or other similar recapitalization). Such liquidation preference is in preference to the holders of the common stock, but subordinate in preference to any sum to which the holders of any shares of any other series of the Corporation’s preferred stock are entitled.

NOTE 14 – STOCK-BASED COMPENSATION

2016 Equity Incentive Plan

In the first quarter of 2016, the Company adopted the 2016 Equity Incentive Plan. The Company granted ten-year options to directors, officers, and employees, pursuant to which such individuals are entitled to exercise options to purchase an aggregate of up to 6.7 million shares of the Company’s common stock. The options have an exercise price of $0.09 per share, and vest quarterly over a three-year period.

The following table contains information about the 2016 Equity Incentive Plan as of December 31, 2016:

	Awards Reserved for Issuance	Awards Issued	Awards Available for Grant

2016 Equity Incentive Plan	30,000,000	6,700,000	23,300,000

F-38

NOTE 14 – STOCK-BASED COMPENSATION (Continued)

Stock Options

The following table summarizes the Company’s stock option activity and related information for the year ended December 31, 2016:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value of In-the-Money Options

Options Outstanding as of January 1, 2016	–	$–

Options Granted	6,700,000	$0.09
Options Exercised	–	$–
Options Forfeited	–	$–
Options Expired	–	$–

Options Outstanding as of December 31, 2016	6,700,000	$0.09	9.0 years	$1,524,250

Options Exercisable as of December 31, 2016	2,233,332	$0.09	9.0 years	$508,083

The aggregate intrinsic value is calculated as the difference between the Company’s closing stock price of $0.3175 on December 31, 2016 and the exercise price of options, multiplied by the number of options. As of December 31, 2016, there was $380,710 total unrecognized share-based compensation. Such costs are expected to be recognized over a weighted-average period of approximately 1.8 years.

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The following weighted-average assumptions were used to calculate share based compensation:

Volatility	121.62%
Risk-Free Interest Rate	2.50%
Dividend Yield	0.00%

The Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. Hence, the Company uses the “simplified method” described in Staff Accounting Bulletin 107 to estimate the expected term of share option grants.

The expected stock price volatility assumption was determined by examining the historical volatilities for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

The risk-free interest rate assumption is based on the U.S. treasury instruments whose term was consistent with the expected term of the Company’s stock options.

F-39

NOTE 14 – STOCK-BASED COMPENSATION (Continued)

The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The Company has never paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Accordingly, the Company has assumed no dividend yield for purposes of estimating the fair value of the Company share-based compensation.

The Company estimates the forfeiture rate at the time of grant and revisions, if necessary, were estimated based on management’s expectation through industry knowledge and historical data.

Stock-Based Compensation Expense

For the year ended December 31, 2016, the Company recognized stock-based compensation expense (stock options and restricted grants of common stock to employees, directors and non-employee consultants) in the consolidated statement of operations as follows:

	Year Ended December 31, 2016
Type of Award	Number of Shares or Options Granted	Stock-Based Compensation Expense

Stock Options	6,700,000	$190,355

Stock Grants:
Employees	6,451,702	2,451,220
Directors	1,070,721	334,424
Non-Employee Consultants	6,344,563	2,406,061
Total Stock-Based Compensation Expense		$5,382,060

There was no stock-based compensation expense for the years ended December 31, 2015 and 2014.

NOTE 15 – WARRANTS

The Company has the following shares of common stock reserved for exercise of the warrants outstanding as of December 31, 2016:

	Shares	Weighted-Average Exercise Price

Warrants Outstanding as of January 1, 2016	32,426,008	$0.18

Warrants Exercised	(28,098,084)	$0.17
Warrants Granted	12,031,830	$0.23
Warrants Expired	(523,333)	$0.45
Warrants Outstanding as of December 31, 2016	15,836,421	$0.19

F-40

NOTE 15 – WARRANTS (Continued)

The weighted-average exercise price and weighted-average fair value of the warrants granted by us during the year ended December 31, 2016 are as follows:

	Year Ended December 31, 2016
	Weighted-Average Exercise Price	Weighted-Average Fair Value

Warrants Granted Whose Exercise Price Exceeded Fair Value at the Date of Grant	$0.30	$0.25
Warrants Granted Whose Exercise Price Was Equal or Lower Than Fair Value at the Date of Grant	$0.29	$0.32

The following table summarizes information about fixed-price warrants outstanding as of December 31, 2016:

Range of Exercise Prices	Number Outstanding at December 31, 2016	Average Remaining Contractual Life	Weighted-Average Exercise Price

$0.33	439,637	1 Month	$0.33
$0.16	750,000	3 Months	$0.16
$0.14 to $0.21	1,979,611	18 Months	$0.15
$0.06	3,317,001	21 Months	$0.06
$0.06	1,250,001	22 Months	$0.06
$0.16	1,118,068	26 Months	$0.16
$0.13	863,392	27 Months	$0.13
$0.12	928,984	29 Months	$0.12
$0.35	1,625,000	41 Months	$0.35
$0.35	535,714	43 Months	$0.35
$0.44	1,214,286	44 Months	$0.44
$0.37	178,571	45 months	$0.37
$0.07	249,433	48 Months	$0.07
$0.35	45,000	52 Months	$0.35
$0.35	30,000	53 Months	$0.35
$0.35	120,000	54 Months	$0.35
$0.35	150,000	56 Months	$0.35
$0.35	21,429	57 Months	$0.35
$0.35	25,714	58 Months	$0.35
$0.41	439,024	59 Months	$0.41
$0.27	555,556	60 Months	$0.27
	15,836,421

For the warrants issued in 2016, the Company valued the warrants utilizing the Black-Scholes option-pricing model with the following weighted-average inputs:

Stock Price on Date of Grant	$0.32
Exercise Price	$0.30
Volatility	138.0%
Term	5 Years
Risk-Free Interest Rate	4.25%
Expected Dividend Rate	0%

Based on the Black-Scholes calculations, warrant expense of $467,066 was recorded during the year ended December 31, 2016.

F-41

NOTE 16 – OPERATING LEASE COMMITMENTS

The Company leases certain business facilities under operating lease agreements that specify minimum rentals. Many of these have renewal provisions. The Company’s net rent expense for the years ended December 31, 2016, 2015 and 2014 was $515,413, $501,449 and $100,400, respectively.

Future minimum lease payments under non-cancelable operating leases having an initial or remaining term of more than one year are as follows:

Year Ending December 31	Scheduled Payments

2017	$1,522,311
2018	1,545,893
2019	1,479,234
2020	1,452,645
2021	1,497,038
2022 and Thereafter	3,944,331
Total Future Minimum Lease Payments	$11,441,452

F-42

NOTE 17 – SELECTED QUARTERLY FINANCIAL DATA

Selected financial data for 2016 and 2015 is summarized as follows and highlights certain items that impacted our quarterly results (unaudited):

	Year Ended December 31, 2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total Revenues	$1,548,167	$9,699,909	$6,950,365	$7,129,322
Gross Profit	$133,974	$1,649,944	$1,319,386	$(530,621)
Loss from Operations	$(1,912,374)	$(3,817,377)	$(4,686,560)	$(7,731,540)
Amortization of Debt Discount	$(94,406)	$(218,126)	$(610,089)	$(491,581)
Loss on Extinguishment of Debt	$(920,797)	$–	$–	$(4,462,016)
Loss from Derivatives Issued with Debt Greater Than Debt Carrying Value	$–	$(488,000)	$(867,000)	$(132,500)
(Loss) Gain on Fair Market Valuation of Derivatives	$(1,160,700)	$(206,000)	$771,000	$(1,248,800)
Interest Expense	$(55,995)	$(60,565)	$(159,633)	$(101,156)
Gain on Fair Market Valuation of Contingent Consideration	$–	$–	$–	$668,694
Provision (Benefit) for Income Taxes	–	$381,000	$410,300	$(791,300)
Net Loss Attributable to Terra Tech Corp.	$(4,126,064)	$(4,934,238)	$(5,587,759)	$(12,270,829)
Net Loss Per Common Share Attributable to Terra Tech Corp. Common Stockholders – Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.04)
Stock Price Per Share:
High	$0.42	$0.75	$0.51	$0.56
Low	$0.09	$0.22	$0.27	$0.22

	Year Ended December 31, 2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total Revenues	$763,353	$5,024,290	$2,018,351	$2,169,352
Gross Profit	$217,941	$262,614	$369,806	$166,510
Loss from Operations	$(2,104,570)	$(3,099,232)	$(1,729,508)	$(1,883,465)
Amortization of Debt Discount	$(41,126)	$(224,729)	$(258,306)	$(172,019)
Loss on Extinguishment of Debt	–	–	$(263,950)	$(355,494)
Loss from Derivatives Issued with Debt Greater Than Debt Carrying Value	$(224,000)	$(337,000)	–	–
Gain on Fair Market Valuation of Derivatives	$408,200	$999,000	$372,400	$20,500
Interest Expense	$(188,529)	$(129,701)	$(108,563)	$(42,783)
Gain on Fair Market Valuation of Contingent Consideration	$–	–	–	668,694
Provision for Income Taxes	$–	$3,076	$3,000	$37,924
Net Loss Attributable to Terra Tech Corp.	$(2,076,514)	$(2,756,576)	$(1,958,167)	$(2,434,323)
Net Loss Per Common Share Attributable to Terra Tech Corp. Common Stockholders – Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Stock Price Per Share:
High	$0.33	$0.22	$0.20	$0.14
Low	$0.17	$0.10	$0.08	$0.08

NOTE 18 – SEGMENT INFORMATION

The Company’s operating and reportable segments are currently organized around the following products that it offers as part of its core business strategy:

•	Hydroponic Produce

•	Cannabis Products

F-43

NOTE 18 – SEGMENT INFORMATION (Continued)

These two reportable segments, which are described in greater detail below, had previously been reported on a combined basis as they had been operated and evaluated as one operating segment. The Company experienced significant growth over the last year in most of our product areas. As the Company has grown organically, and as the Company previously added to its capabilities through acquisitions, its products have increased in scale and become more strategically important and distinctly organized and managed under these two groupings. In addition, Derek Peterson, the Company’s chief operating decision maker (“CODM”) has begun reviewing results and managing and allocating resources between these two strategic business groupings, and has begun budgeting using these business segments. The Company’s CODM reviews revenues including intersegment revenues, gross profit and operating income (loss) before income taxes when evaluating segment performance and allocating resources to each segment. Accordingly, intersegment revenue is included in the segment revenues presented in the tables below and is eliminated from revenues and cost of sales in the “Eliminations and Other” column. The “Eliminations and Other” column also includes various income and expense items that the Company does not allocate to its operating segments. These income and expense amounts include the results of the Company’s hydroponic equipment, which are not material, interest income, interest expense, corporate overhead, and corporate-wide expense items such as legal and professional fees as well as expense items for which we have not identified a reasonable basis for allocation. The accounting policies of the reportable segments are the same as those described in Note 2 of the Notes to the Consolidated Financial Statements.

Hydroponic Produce

The Company’s locally grown hydroponic produce, which includes produce, herbs, and floral products, is started from seed and is grown in environmentally controlled greenhouses. When harvested, the products are sold through retailers targeted to customers seeking fresh produce locally grown using environmentally sustainable methods.

Cannabis Products

We operate a medical marijuana retail dispensaries in California and Nevada all of which operate under the name Blüm, which offer a broad selection of medical cannabis products including flowers, concentrates and edibles. Through IVXX, we produce and sell a line of medical cannabis flowers, as well as a line of medical cannabis-extracted products, which include concentrates, cartridges, vape pens and wax products.

F-44

NOTE 18 – SEGMENT INFORMATION (Continued)

Summarized financial information concerning the Company’s reportable segments is shown in the following tables. Total asset amounts at December 31, 2016, 2015 and 2014 exclude intercompany receivable balances eliminated in consolidation.

	Year Ended December 31, 2016
	Hydroponic Produce	Cannabis Products	Eliminations and Other	Total

Total Revenues	$12,000,423	$13,207,327	$120,014	$25,327,764
Cost of Goods Sold	11,021,449	11,664,737	68,894	22,755,080

Gross Profit	978,974	1,542,590	51,120	2,572,684

Selling, General and Administrative Expenses	2,520,061	5,729,884	12,470,590	20,720,535

Loss from Operations	(1,541,087)	(4,187,294)	(12,419,470)	(18,147,851)

Other Expense:
Amortization of Debt Discount	–	–	(1,414,202)	(1,414,202)
Loss on Extinguishment of Debt	–	–	(5,382,813)	(5,382,813)
Loss from Derivatives Issued with Debt Greater than Debt Carrying Value	–	–	(1,487,500)	(1,487,500)
Loss on Fair Market Valuation of Derivatives	–	–	(1,844,500)	(1,844,500)
Interest Income (Expense)	–	–	(377,349)	(377,349)
Gain on Fair Market Valuation of Contingent Consideration	–	–	668,694	668,694

Total Other Expense	–	–	(9,837,670)	(9,837,670)

Loss Before Provision for Income Taxes	$(1,541,087)	$(4,187,294)	$(22,257,140)	$(27,985,521)

Total Assets at December 31, 2016	$7,064,697	$12,516,441	$56,597,592	$76,178,730

	Year Ended December 31, 2015
	Hydroponic Produce	Cannabis Products	Eliminations and Other	Total

Total Revenues	$8,633,538	$1,207,424	$134,384	$9,975,346
Cost of Goods Sold	7,771,039	1,078,852	108,584	8,958,475

Gross Profit	862,499	128,572	25,800	1,016,871

Selling, General and Administrative Expenses	1,910,375	763,728	7,159,543	9,833,646

Loss from Operations	(1,047,876)	(635,156)	(7,133,743)	(8,816,775)

Other Expense:
Amortization of Debt Discount	–	–	(696,180)	(696,180)
Loss on Extinguishment of Debt	–	–	(619,444)	(619,444)
Loss from Derivatives Issued with Debt Greater than Debt Carrying Value	–	–	(561,000)	(561,000)
Gain on Fair Market Valuation of Derivatives	–	–	1,800,100	1,800,100
Interest Expense	–	–	(469,576)	(469,576)

Total Other Expense	–	–	(546,100)	(546,100)

Loss Before Provision for Income Taxes	$(1,047,876)	$(635,156)	$(7,679,843)	$(9,362,875)

Total Assets at December 31, 2015	$5,383,659	$1,671,966	$2,109,414	$9,165,039

F-45

NOTE 18 – SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2014
	Hydroponic Produce	Cannabis Products	Eliminations and Other	Total

Total Revenues	$6,627,109	$–	$467,161	$7,094,270
Cost of Goods Sold	6,667,967	–	273,311	6,941,278
		–
Gross Profit (Loss)	(40,858)	–	193,850	152,992

Selling, General and Administrative Expenses	1,506,684	1,115,577	15,718,986	18,341,247

Loss from Operations	(1,547,542)	(1,115,577)	(15,525,136)	(18,188,255)

Other Income (Expense):
Loss from Derivatives Issued with Debt Greater than Debt Carrying Value	–	–	(4,808,000)	(4,808,000)
Gain on Fair Market Valuation of Derivatives	–	–	1,912,037	1,912,037
Interest Income (Expense)	2,232	–	(1,098,556)	(1,096,324)

Total Other Income (Expense)	2,232	–	(3,994,519)	(3,992,287)

Loss Before Provision for Income Taxes	$(1,545,310)	$(1,115,577)	$(19,519,655)	$(22,180,542)

Total Assets at December 31, 2014	$5,956,861	$858,180	$904,185	$7,719,226

NOTE 19 – LITIGATION AND CLAIMS

The Company is the subject of lawsuits and claims arising in the ordinary course of business from time to time. The Company reviews any such legal proceedings and claims on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and it discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the Company’s financial statements to not be misleading. To estimate whether a loss contingency should be accrued by a charge to income, the Company evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated. Based upon present information, the Company determined that there were no matters that required an accrual as of December 31, 2016, nor were there any asserted or unasserted claims for which material losses are reasonably possible.

NOTE 20 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2016, our subsidiary, IVXX, purchased raw materials totaling $16,076 from Black Oak, an entity in which the Company's Chief Executive Officer then-held an ownership interest of 12% prior to the acquisition. On April 1, 2016, we acquired Black Oak and it became a wholly-owned subsidiary of the Company. There was no accounts receivable balance from Black Oak as of March 31, 2016.

Prior to the acquisition of Black Oak, IVXX had historically not been charged any rent for use of the space where its extraction lab is located.

We lease the land in Belvidere, New Jersey, on which Edible Garden’s greenhouse structure is situated. The land is being leased from Whitetown Realty, LLC, an entity in which David Vande Vrede and Greda Vande Vrede own interests. David Vande Vrede and Greda Vande Vrede are the parents of three of our directors, Kenneth Vande Vrede, Michael Vande Vrede, and Steven Vande Vrede. The lease commenced on January 1, 2014 and expires December 31, 2029. The current monthly lease amount is $14,423 and increases 1.5% each calendar year.

Pursuant to an Independent Director Agreement dated June 9, 2016 by and between us and Steven J. Ross, we agreed to pay Mr. Ross $8,333 per month for a period of one year. We also issued to Mr. Ross an aggregate of 720,721 restricted shares of Common Stock, of which all of the shares vested on the date of appointment.

F-46

NOTE 20 – RELATED PARTY TRANSACTIONS (Continued)

On May 7, 2013, Edible Garden entered into a letter agreement with Gro-Rite related to Edible Garden’s right to purchase and distribute a majority of Gro-Rite’s plant products. Gro-Rite is affiliated with three of our directors, Kenneth Vande Vrede, Michael Vande Vrede, and Steven Vande Vrede, and another member of their family. Edible Garden receives a valuable strategic partnership through this letter agreement.

On May 7, 2013, Edible Garden entered into a letter agreement with NB Plants related to Edible Garden’s right to purchase and distribute a majority of NB Plants’ plant products. NB Plants is affiliated with three of our directors, Kenneth Vande Vrede, Michael Vande Vrede, and Steven Vande Vrede, and another member of their family. Edible Garden receives a valuable strategic partnership through this letter agreement.

Pursuant to the Krueger Independent Director Agreement, we agreed to issue to Mr. Krueger an aggregate of 350,000 restricted shares of our Common Stock, to be fully vested on the date of appointment. The value of the 350,000 shares of Common Stock was equal to approximately $60,550.

NOTE 21 – SUBSEQUENT EVENTS

In the first quarter of 2017, senior secured convertible promissory notes and accrued interest in the amount of $3,434,463 were converted into 15,115,154 shares of common stock.

In the first quarter of 2017, the Company sold 4,631,504 shares of common stock for the net amount of $1,300,000 pursuant to an equity financing facility with Dominion Capital, LLC.

Securities Purchase Agreement Dated February 22, 2017 and 12% Senior Convertible Promissory Note Due August 22, 2018

On February 22, 2017, the Company entered into a Securities Purchase Agreement (the ‘Purchase Agreement”) with an accredited investor (the “Purchaser”) pursuant to which the Company sold to the Purchaser a 12% Senior Convertible Promissory Note due August 22, 2018 (the “Note”) in the principal amount of $3,000,000 for a purchase price of $3,000,000 (the “Offering”). There were no fees or expenses deducted from the net proceeds received by the Company in the Offering. The Note and the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) issuable upon conversion of the Note (the “Conversion Shares”) are collectively referred to herein as the “Securities.”

The Purchase Agreement contains customary representations, warranties, and covenants by, among, and for the benefit of the parties.

Pursuant to the Purchase Agreement, the Company agreed to sell the Securities pursuant to an effective shelf registration statement on Form S-3 (Registration No 333-210673), declared effective by the Securities and Exchange Commission on August 12, 2016, and a related prospectus supplement thereto.

The Note matures on August 22, 2018 (the “Maturity Date”), less any amounts converted or redeemed prior to the Maturity Date. The Note accrues interest at a rate of 12% per annum, payable on the Maturity Date or upon any conversion, prepayment, event of default or other acceleration of payment under the Note. All interest payments under the Note are payable, at the Company’s option, in cash or shares of Common Stock.

All principal and interest due and owing under the Note is convertible into shares of Common Stock at any time at the election of the holder at a conversion price per share equal to the lower of (i) $0.2495 or (ii) 85% of the lowest daily volume weighted-average price of the Common Stock in the fifteen (15) trading days prior to the conversion date (the “Conversion Price”), which Conversion Price is subject to adjustment for (i) stock splits, stock dividends, combinations, or similar events and (ii) full ratchet anti-dilution protection. Upon certain events of default, the conversion price of the Note will automatically become 70% of the average of the three (3) lowest volume weighted-average prices of the Common Stock in the twenty (20) consecutive trading days prior to the conversion date for so long as such event of default remains in effect.

In addition, at any time that (i) the daily volume weighted-average price of the Common Stock for the prior ten (10) consecutive trading days is $0.70 or more and (ii) the average daily trading value of the Common Stock is greater than $2,500,000 for the prior ten (10) consecutive trading days, then the Company may demand, upon one (1) day’s notice, that the holder convert the Note at the Conversion Price.

The Company may prepay in cash any portion of the outstanding principal amount of the Note and any accrued and unpaid interest by, upon ten (10) days’ written notice to the holder, paying an amount equal to (i) 110% of the sum of the then-outstanding principal amount of the Note plus accrued but unpaid interest, if the prepayment date is within 90 days of the issuance date of the Note; (ii) 115% of the sum of the then-outstanding principal amount of the Note plus accrued but unpaid interest, if the prepayment date is between 91 days and 180 days of the issuance date of the Note; or (iii) 125% of the sum of the then-outstanding principal amount of the Note plus accrued but unpaid interest, if the prepayment date is after 180 days of the issuance date of the Note.

F-47

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA TECH CORP.

Date: December 13, 2017	By:	/s/ Derek Peterson
Derek Peterson
President and Chief Executive Officer

7

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Derek Peterson and Michael James, and each of them, as his true and lawful attorney-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K of Terra Tech Corp. for the fiscal year ended December 31, 2016, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, grant unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Power of Attorney has been signed by the following persons in the capacities and on the dates stated.

Date: December 13, 2017	By:	/s/ Derek Peterson
Derek Peterson
President and Chief Executive Officer, and Chairman of the Board
(Principal Executive Officer)

Date: December 13, 2017	By:	/s/ Michael A. Nahass
Michael A. Nahass
Director, Secretary and Treasurer

Date: December 13, 2017	By:	/s/ Steven J. Ross
Steven J. Ross
Director

Date: December 13, 2017	By:	/s/ Kenneth Vande Vrede
Kenneth Vande Vrede
Chief Operating Officer and Director

Date: December 13, 2017	By:	/s/ Michael James
Michael James
Chief Financial Officer
(Principal Accounting Officer and Principal Financial Officer)

Date: December 13, 2017	By:	/s/ Alan D. Gladstone
Alan D. Gladstone Director

8

EXHIBIT 23.1

Consent of Independent Auditors

Terra Tech Corp

Irvine, California

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-210673) Terra Tech Corp. of our report dated March 31, 2017, except for the last paragraph of Note 2, the last two paragraphs of Note 4, the third paragraph of Note 9 and the penultimate paragraph Note 11 as to which the date is October 27, 2017, and the second sentence of the footnote to the second table of Note 4, as to which the date is December XX, 2017, relating to the consolidated financial statements, and our report dated March 31, 2017 relating to the effectiveness of Terra Tech Corp.’s internal control over financial reporting, which appear in Amendment No. 3 on Form 10-K/A.

/s/ Macias Gini & O’Connell LLP

Sacramento, California

December XX, 2017

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (No. 333-210673) on Form S-3 of Terra Tech Corp. of our report dated March 29, 2016, relating to our audits of the consolidated financial statements, which appear in this Amendment No. 2 on Form 10-K/a of Terra Tech Corp. for the years ended December 31, 2015 and December 31, 2014.

/s/ Tarvaran, Askelson & Company, LLP

Dana Point, California

December 12, 2017

EXHIBIT 31.1

Certification of Chief Executive Officer

Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

I, Derek Peterson, certify that:

1.	I have reviewed this annual report on Form 10-K/A for the year ended December 31, 2016 of Terra Tech Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2017	By:	/s/ Derek Peterson
Derek Peterson
President and Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer

Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

I, Michael James, certify that:

1.	I have reviewed this annual report on Form 10-K/A for the year ended December 31, 2016 of Terra Tech Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2017	By:	/s/ Michael James
Michael James
Chief Financial Officer

EXHIBIT 32.1

Certifications of Chief Executive Officer

Pursuant to 1350 of Chapter 63 of Title 18 of the United States Code

Pursuant to U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned Chief Executive Officer of Terra Tech Corp. (the "Company") does hereby certify, to the best of such officer's knowledge, that:

1.

The Annual Report on Form 10-K/A of the Company for the year ended December 31, 2016 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 13, 2017	By:	/s/ Derek Peterson
Derek Peterson
President and Chief Executive Officer

The certifications set forth above are being furnished as an exhibit solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Terra Tech Corp. and will be retained by Terra Tech Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certifications of Chief Financial Officer

Pursuant to 1350 of Chapter 63 of Title 18 of the United States Code

Pursuant to U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned Chief Financial Officer of Terra Tech Corp. (the “Company”) does hereby certify, to the best of such officer’s knowledge, that:

1.

The Annual Report on Form 10-K/A of the Company for the year ended December 31, 2016 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 13, 2017	By:	/s/ Michael James
Michael James
Chief Financial Officer

The certifications set forth above are being furnished as an exhibit solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Terra Tech Corp. and will be retained by Terra Tech Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

TERRA TECH CORP.

2040 Main Street, Suite 225

Irvine, California 92614

(855) 447-6967

www.terratechcorp.com

December 13, 2017

VIA EDGAR TRANSMISSION

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:	Terra Tech Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 31, 2017 Form 10-Q for the Quarterly Period Ended June 30, 2017 Filed August 8, 2017 File No. 000-54258

Dear Mr. Kuhar:

Terra Tech Corp., a Nevada corporation (the "Company," "we," "us," or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated September 29, 2017 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2015, filed with the Commission on March 31, 2017 (the “2016 10-K”); and the Company's Quarterly Report on Form 10-Q for its quarterly period ended June 30, 2017, filed with the Commission on August 8, 2017.

This letter sets forth the comments of the Staff in the Comment Letter and, following each comment, our response.

Black Oak Gallery, page F-22

4. We note your disclosure that the purchase price amounts are based on the final third-party valuations. Please revise future filings, including the requested amendment, to clarify the nature and extent of the third-party appraiser´s involvement and management´s reliance on the work of the independent appraisers. Also, refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections which discusses your responsibilities should this filing be incorporated by reference into a Securities Act registration statement.

Response:

The Company respectfully acknowledges the staff’s comment.

The Company will adjust the disclosure in the footnote to the second table of Note 4 on page F-22 to add the following:

“Management is fully responsible for the valuation of the assets.”

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call our general counsel, Joseph Segilia at (646) 258-7567, or me at (855) 447-6967.

Thank you for your ongoing courtesy in this matter.

Sincerely,

By:	/s/ Michael C. James
Michael C. James
Chief Financial Officer